OFFERING CIRCULAR

06018359

RECEIVED
2006 NOV 13 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Hysan 希慎

# HYSAN (MTN) LIMITED

*(incorporated with limited liability under the laws of the British Virgin Islands)*

unconditionally and irrevocably guaranteed by

# HYSAN DEVELOPMENT COMPANY LIMITED

*(incorporated with limited liability under the laws of Hong Kong)*

SUPPL

## U.S.$1,000,000,000
## Medium Term Note Programme

*On 12th December, 2001, Hysan (MTN) Limited (the "**Issuer**") established a U.S.$1,000,000,000 Medium Term Note Programme (the "**Programme**") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes the previous offering circular and any supplement thereto. Any Notes (as defined below) issued under this Programme on or after the date of this Offering Circular are issued subject to the provisions described herein. This does not affect any Notes issued prior to the date of this Offering Circular.*

Under this Programme the Issuer may from time to time issue notes (the "***Notes***") denominated in any currency agreed between the Issuer, the Guarantor (as defined below) and the relevant Dealer (as defined below).

The payments of all amounts due in respect of the Notes will be unconditionally and irrevocably guaranteed by Hysan Development Company Limited (the "***Guarantor***" or "***Hysan***").

Notes may be issued in bearer or registered form (respectively "***Bearer Notes***" and "***Registered Notes***"). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$1,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "*Summary of the Programme*" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "***Dealer***" and together the "***Dealers***"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "***relevant Dealer***" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

Application has been made to The Stock Exchange of Hong Kong Limited (the "***Hong Kong Stock Exchange***") for permission to deal in, and for the listing of, Notes issued under the Programme by way of selectively marketed securities (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "***HKSE Rules***")) during the 12 month period from the date of this Offering Circular on the Hong Kong Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "*Terms and Conditions of the Notes*") of Notes will be set out in a pricing supplement (the "***Pricing Supplement***") which, with respect to Notes to be listed on the Hong Kong Stock Exchange, will be delivered to the Hong Kong Stock Exchange, on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer, the Guarantor and the relevant Dealer. The Issuer may also issue unlisted Notes.

The Notes and the Guarantee (as defined under "*Terms and Conditions of the Notes*") have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the "***Securities Act***") and, subject to certain exceptions, may not be offered or sold in the United States or to, or for the benefit of, U.S. persons. See "*Form of the Notes*" for a description of the manner in which Notes will be issued. Registered Notes are subject to certain restrictions on transfer, see "*Subscription and Sale and Transfer and Selling Restrictions*".

The Issuer and the Guarantor may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes intended to be listed on the Hong Kong Stock Exchange) a supplementary offering circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

*Arrangers*

**Merrill Lynch International** **Morgan Stanley**

*Dealers*

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

**BNP PARIBAS**
**Citigroup**
**Goldman Sachs International**
**Lehman Brothers**
**Morgan Stanley**
**UBS Investment Bank**
**Credit Suisse**
**Deutsche Bank**
**JPMorgan**
**Merrill Lynch International**
**Standard Chartered Bank (Hong Kong) Limited**

The date of this Offering Circular is 1st November, 2006

The Issuer and the Guarantor, having made all reasonable enquiries, confirm that this Offering Circular contains or incorporates all information which is material in the context of the issuance and offering of Notes, that the information contained or incorporated in this Offering Circular is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions expressed in this Offering Circular are honestly held and that there are no other facts the omission of which would make this Offering Circular or any of such information or the expression of any such opinions or intentions misleading and which, in each case, is material in the context of the issuance and offering of the Notes. The Issuer and the Guarantor accept responsibility accordingly.

This Offering Circular includes particulars given in compliance with the HKSE Rules for the purpose of giving information with regard to the Issuer and the Guarantor.

The Hong Kong Stock Exchange takes no responsibility for the contents of this Offering Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Offering Circular.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "*Documents Incorporated by Reference*" below). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer or the Guarantor in connection with the Programme. No Dealer accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer or the Guarantor in connection with the Programme.

No person is or has been authorised by the Issuer or the Guarantor to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or the Guarantor or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Guarantor or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the Guarantor. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or the Guarantor or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer and/or the Guarantor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers expressly do not undertake

to review the financial condition or affairs of the Issuer or the Guarantor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Guarantor and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Guarantor or the Dealers which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom, Germany and the Netherlands), Japan, the Hong Kong Special Administrative Region ("Hong Kong"), Singapore and the British Virgin Islands, see "*Subscription and Sale and Transfer and Selling Restrictions*".

In making an investment decision, investors must rely on their own examination of the Issuer and the Guarantor and the terms of the Notes being offered, including the merits and risks involved. The Notes and the Guarantee have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Offering Circular or confirmed the accuracy or determined the adequacy of the information contained in this Offering Circular. Any representation to the contrary is unlawful.

None of the Dealers, the Issuer or the Guarantor makes any representation to any investor in the Notes regarding the legality of its investment under any applicable laws. Any investor in the Notes should be able to bear the economic risk of an investment in the Notes for an indefinite period of time.

## U.S. INFORMATION

This Offering Circular may be submitted on a confidential basis in the United States to a limited number of QIBs or Institutional Accredited Investors (each as defined under "*Form of the Notes*") for informational use solely in connection with the consideration of the purchase of the Notes being offered hereby. Its use for any other purpose in the United States is not authorised. It may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is originally submitted.

The Notes are being offered and sold outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act ("*Regulation S*"). Registered Notes may be offered or sold within the United States only to QIBs or to Institutional Accredited Investors, in either case in transactions exempt from registration under the Securities Act. Each U.S. purchaser of Registered Notes is hereby notified that the offer and sale of any Registered Notes to it may be being made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act ("*Rule 144A*").

Purchasers of Definitive IAI Registered Notes will be required to execute and deliver an IAI Investment Letter (as defined under "*Terms and Conditions of the Notes*"). Each purchaser or holder of Definitive IAI Registered Notes, Notes represented by a Rule 144A Global Note or any Registered Notes in exchange or substitution therefor (together "*Legended Notes*") will be deemed, by its acceptance or purchase of any such Legended Notes, to have made certain representations and agreements intended to restrict the resale or other transfer of such Notes as set out in "*Subscription and Sale and Transfer and Selling Restrictions*". Unless otherwise stated, terms used in this paragraph have the meanings given to them in "*Form of the Notes*".

## NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

## AVAILABLE INFORMATION

The Guarantor has agreed that, for so long as any of the Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Guarantor will, during any period in which the Guarantor is neither subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available upon request to (i) any holder or beneficial owner of a Note, or (ii) any prospective purchaser of a Note or a beneficial interest therein who is a qualified institutional buyer within the meaning of Rule 144A designated by such holder or owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

## SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Notes are governed by English law, and the Notes do not provide for the appointment by the Issuer or the Guarantor of an agent for service of process in the United States or for submission by the Issuer or the Guarantor to the jurisdiction of US federal or state courts. As a result, investors may find it difficult in a lawsuit based on the civil liability provisions of the US federal securities laws (i) to effect service within the United States, upon the Issuer, the Guarantor or their directors and executive officers located outside the United States, (ii) to enforce in US courts or outside the US judgments obtained against the Issuer, the Guarantor or such persons in US courts, (iii) to enforce in US courts judgments obtained against the Issuer, the Guarantor or such persons in courts in jurisdictions outside the United States, and (iv) to enforce against the Issuer, the Guarantor or such persons in the British Virgin Islands, England or Hong Kong, whether in original actions or in actions for the enforcement of judgments of US courts, civil liabilities based solely upon the US federal securities laws.

The Issuer is an exempted limited liability company organised under the laws of the British Virgin Islands. All of the officers and directors named herein reside outside the United States and all or a substantial portion of the assets of the Issuer and such officers and directors are located outside the United States. Unless the Issuer has appointed a process agent in the United States, it may not be possible for investors to effect service of process outside the British Virgin Islands upon the Issuer or such persons.

The Issuer has been advised by its British Virgin Islands legal advisers, Harney Westwood & Riegels, that any final and conclusive monetary judgment for a definite sum obtained against the Issuer in the Courts of the United States in respect of the Notes would be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary provided that:

(i) the Courts of the United States had jurisdiction in the matter and the Issuer either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(ii) the judgment given by the Courts of the United States was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the Issuer;

(iii) in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the Courts of the United States;

(iv) recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

(v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

A British Virgin Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

The Guarantor is a corporation organised under the laws of Hong Kong. All of the officers and directors named herein reside outside the United States and all or a substantial portion of the assets of the Guarantor and such officers and directors are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process outside Hong Kong upon the Guarantor or such persons, or to enforce judgments against them obtained in courts outside Hong Kong predicated upon civil liabilities of the Guarantor or such directors and officers under laws other than Hong Kong law, including any judgment predicated upon United States federal securities laws. The Guarantor has been advised by its Hong Kong counsel, Linklaters, that there is doubt as to whether the courts of Hong Kong would (i) enforce judgments of United States courts obtained against the Guarantor or such persons predicated solely upon civil liability provisions of the securities laws of the United States or any state within the United States or (ii) entertain original actions brought in Hong Kong courts against the Guarantor or such persons predicated solely upon the securities laws, respectively, of the United States or any state within the United States.

## PRESENTATION OF FINANCIAL INFORMATION

The Guarantor publishes its financial statements in Hong Kong dollars. Unless otherwise specified, where financial information in relation to the Guarantor has been translated into U.S. dollars, it has been so translated, for the convenience of the reader, at an exchange rate of HK$7.8 = U.S.$1.00. No representation is made that Hong Kong dollars have been, could have been, or could be, converted into US dollars at the rate indicated or at any other rate.

## CURRENCIES

All references in this document to "*U.S. dollars*" and "*U.S.$*" refer to the currency of the United States of America and to "*Hong Kong dollars*" and "*HK$*" refer to the currency of Hong Kong. In addition, references to "*Sterling*" and "*£*" refer to the currency of the United Kingdom and to "*euro*" and "*€*" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended from time to time.

## TABLE OF CONTENTS

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**In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Pricing Supplement may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a Regulated Market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilising manager(s) (or any person acting on behalf of a stabilising manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of allotment of the relevant Tranche of Notes.**

The following documents published or issued from time to time shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the most recently published audited annual financial statements of the Issuer (if any) and the most recently published audited consolidated and (if any) non-consolidated annual financial statements of the Guarantor and, if published later, the most recently published interim financial statements of the Issuer (if any) and the most recently published interim consolidated financial statements of the Guarantor, see "*General Information — Documents Available*" for a description of the financial statements currently published by the Issuer and the Guarantor (as at the date of this Offering Circular, the Issuer has not published and does not propose to publish, any financial statements); and

(b) all supplements or amendments to this Offering Circular circulated by the Issuer and the Guarantor from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The Issuer and the Guarantor will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer or the Guarantor at their respective offices set out at the end of this Offering Circular. In addition, such documents will be available free of charge from the principal office in Hong Kong of Deutsche Bank AG, Hong Kong Branch (or such other Paying Agent for the time being in Hong Kong) for Notes listed on the Hong Kong Stock Exchange.

Each of the Issuer and the Guarantor has undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale and Transfer and Selling Restrictions*") to publish a supplementary offering circular upon becoming aware that:

(a) there has been a significant (as defined in the HKSE Rules) change affecting any matter contained in this Offering Circular; or

(b) a significant (as defined in the HKSE Rules) new matter has arisen, the inclusion of information in respect of which would have been required to be in this Offering Circular if it had arisen before this Offering Circular was issued.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as so modified or amended, inaccurate or misleading, a new offering circular will be prepared.

## GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer, the Guarantor and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "*Form of the Notes*" below.

This Offering Circular and any supplement will only be valid for listing Notes on the Hong Kong Stock Exchange during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed U.S.$1,000,000,000 or its equivalent in other currencies. For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the U.S. dollar equivalent of Notes denominated in another Specified Currency (as defined under "*Form of the Notes*") shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the U.S. dollar against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Principal Paying Agent (as defined under "Terms and Conditions of the Notes") on the relevant day of calculation;

(b) the U.S. dollar equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as defined under "*Form of the Notes*") shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the U.S. dollar equivalent of Zero Coupon Notes (as defined under "*Form of the Notes*") and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

## SUMMARY OF THE PROGRAMME

*The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.*

| | |
|---|---|
| **Issuer:** | Hysan (MTN) Limited |
| **Guarantor:** | Hysan Development Company Limited |
| **Description:** | Medium Term Note Programme |
| **Arrangers:** | Merrill Lynch International<br>Morgan Stanley & Co. International Limited |
| **Dealers:** | BNP Paribas<br>Credit Suisse Securities (Europe) Limited<br>Citigroup Global Markets Limited<br>Deutsche Bank AG, London Branch<br>Goldman Sachs International<br>J.P. Morgan Securities Ltd.<br>Lehman Brothers International (Europe)<br>Merrill Lynch International<br>Morgan Stanley & Co. International Limited<br>Standard Chartered Bank (Hong Kong) Limited<br>UBS AG<br><br>and any other Dealers appointed in accordance with the Programme Agreement (as defined under "*Subscription and Sale and Transfer and Selling Restrictions*"). |
| **Certain Restrictions:** | Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale and Transfer and Selling Restrictions*") including the following restrictions applicable at the date of this Offering Circular.<br><br>Notes having a maturity of less than one year will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "*Subscription and Sale*". |
| **Principal Paying Agent:** | Deutsche Bank AG, London Branch or, if so specified in the applicable Pricing Supplement, Deutsche Bank AG, Hong Kong Branch |

**Paying and Transfer Agents:** Deutsche Bank AG, Hong Kong Branch
Deutsche Bank Luxembourg S.A.

| | |
|---|---|
| **Registrar:** | Deutsche Bank Trust Company Americas or, if so specified in the applicable Pricing Supplement, Deutsche Bank Luxembourg S.A. |
| **CMU Lodging Agent:** | Deutsche Bank AG, Hong Kong Branch |
| **Programme Size:** | Up to U.S.$1,000,000,000 (or its equivalent in other currencies calculated as described under "*General Description of the Programme*") in aggregate nominal amount of Notes outstanding at any time. The Issuer and the Guarantor may increase the amount of the Programme in accordance with the terms of the Programme Agreement. |
| **Distribution:** | Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis. |
| **Currencies:** | Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer, the Guarantor and the relevant Dealer. |
| **Redenomination:** | The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro. The relevant provisions applicable to any such redenomination are contained in Condition 5. |
| **Maturities:** | Such maturities as may be agreed between the Issuer, the Guarantor and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer, the Guarantor or the relevant Specified Currency. |
| **Issue Price:** | Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par. |
| **Form of Notes:** | The Notes will be issued in bearer or registered form as described in "*Form of the Notes*". Registered Notes will not be exchangeable for Bearer Notes and *vice versa*. |
| **Fixed Rate Notes:** | Fixed interest will be payable at such rate or rates in arrear and on such date or dates as may be agreed between the Issuer, the Guarantor and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer, the Guarantor and the relevant Dealer. |

**Floating Rate Notes:**

Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer, the Guarantor and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the Issuer, the Guarantor and the relevant Dealer for each Series of Floating Rate Notes.

**Index Linked Notes:**

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer, the Guarantor and the relevant Dealer may agree.

**Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:**

Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer, the Guarantor and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer, the Guarantor and the relevant Dealer.

**Dual Currency Notes:**

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer, the Guarantor and the relevant Dealer may agree.

**Zero Coupon Notes:**

Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

**Redemption:**

The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than (i) in specified instalments, if applicable, (ii) for taxation reasons or (iii) following an Event of Default (as defined in Condition 11)) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer, the Guarantor and the relevant Dealer.

The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.

Notes having a maturity of less than one year may be subject to restrictions on their denomination and distribution, see "*Certain Restrictions — Notes with a maturity of less than one year*" above.

**Denomination of Notes:**

Notes will be issued in such denominations as may be agreed between the Issuer, the Guarantor and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see "*Certain Restrictions — Notes with a maturity of less than one year*" above.

Unless otherwise stated in the applicable Pricing Supplement, the minimum denomination of each Definitive IAI Registered Note will be U.S.$500,000 or its approximate equivalent in other Specified Currencies.

**Taxation:**

All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction (as defined in Condition 9), subject as provided in Condition 9. In the event that any such deduction is made, the Issuer or, as the case may be, the Guarantor will, save in certain limited circumstances provided in Condition 9, be required to pay additional amounts to cover the amounts so deducted.

*In making an investment decision, each prospective investor is strongly recommended to consult its own professional advisers in respect of the tax implications of holding the Notes, see "Taxation".*

**Negative Pledge:**

The terms of the Notes will contain a negative pledge provision as further described in Condition 4.

**Cross Default:**

The terms of the Notes will contain a cross default provision as further described in Condition 11.

| | |
|---|---|
| **Status of the Notes:** | The Notes will constitute direct, unconditional, unsubordinated and, subject to the provisions of Condition 4, unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding. |
| **Guarantee:** | The Notes will be unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor under such guarantee will be direct, unconditional, unsubordinated and, subject to the provisions of Condition 4, unsecured obligations of the Guarantor and will rank *pari passu* and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor. |
| **Listing:** | Application has been made to list the Notes issued under the Programme on the Hong Kong Stock Exchange. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer, the Guarantor and the relevant Dealer in relation to each Series.<br><br>Unlisted Notes may also be issued.<br><br>The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s). |
| **Governing Law:** | The Notes will be governed by, and construed in accordance with, English law. |
| **Clearing System:** | The CMU Service, Euroclear, Clearstream, Luxembourg, DTC and/or any other clearing system, as specified in the applicable Pricing Supplement, see "*Form of Notes*". |
| **Selling Restrictions:** | There are restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom, Germany and the Netherlands), Japan, Hong Kong, Singapore and the British Virgin Islands and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes, see "*Subscription and Sale and Transfer and Selling Restrictions*". |
| **United States Selling Restrictions:** | Regulation S, Category 2. Rule 144A and Section 4(2), TEFRA C or D, as specified in the applicable Pricing Supplement. |

## FORM OF THE NOTES

The Notes of each Series will be in either bearer form, with or without interest coupons ("***Coupons***") attached, or registered form, without Coupons attached. Bearer Notes will be issued outside the United States to non-U.S. persons in reliance on Regulation S and Registered Notes will be issued both outside the United States to non-U.S. persons in reliance on Regulation S and within the United States to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act ("***QIBs***") or to "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act ("***Institutional Accredited Investors***") in reliance on an exemption from the registration requirements of the Securities Act.

Notes to be listed on the Hong Kong Stock Exchange will be accepted for clearance through Euroclear Bank S.A./N.V. ("***Euroclear***") and Clearstream Banking, société anonyme ("***Clearstream, Luxembourg***") and may also be accepted for clearance through the CMU Service or DTC (each as defined below).

**Bearer Notes**

Each Tranche of Bearer Notes will be initially issued in the form of either a temporary bearer global note (a "***Temporary Bearer Global Note***") or a permanent bearer global note (a "***Permanent Bearer Global Note***" and together with a Temporary Bearer Global Note, the "***Bearer Global Notes***", and each a "***Bearer Global Note***") as indicated in the applicable Pricing Supplement, which, in either case, will be delivered on or prior to the original issue date of the Tranche to either (i) a common depositary (the "***Common Depositary***") for Euroclear and Clearstream, Luxembourg or (ii) a sub-custodian for the Central Moneymarkets Unit Service, operated by the Hong Kong Monetary Authority (the "***CMU Service***"). Whilst any Bearer Note is represented by a Temporary Bearer Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Bearer Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Bearer Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and/or Deutsche Bank AG, Hong Kong Branch, Hong Kong (the "***CMU Lodging Agent***") and (in the case of a Temporary Bearer Global Note delivered to a Common Depositary for Euroclear and Clearstream, Luxembourg) Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the "***Exchange Date***") which, for each Tranche in respect of which a Temporary Bearer Global Note is issued, is 40 days after the Temporary Bearer Global Note is issued, interests in such Temporary Bearer Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Bearer Global Note of the same Series or (ii) for definitive Bearer Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Bearer Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above, unless such certification has already been given, provided that purchasers in the United States and certain U.S. persons will not be able to receive definitive Bearer Notes. The CMU Service may require that any such exchange for a Permanent Global Bearer Note is made in whole and not in part and in such event, no such exchange will be effected until all relevant account holders (as set out in a CMU Instrument Position Report or any other relevant notification supplied to the CMU Lodging Agent by the CMU Service) have so certified.

The holder of a Temporary Bearer Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Bearer Global Note for an interest in a Permanent Bearer Global Note or for definitive Bearer Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Bearer Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Bearer Global Note without any requirement for certification.

In respect of a Bearer Global Note held through the CMU Service, any payments of principal, interest (if any) or any other amounts shall be made to the person(s) for whose account(s) interests in the relevant Bearer Global Note are credited (as set out in a CMU Instrument Position Report or any other relevant notification supplied to the CMU Lodging Agent by the CMU Service) and, save in the case of final payment, no presentation of the relevant Bearer Global Note shall be required for such purpose.

The applicable Pricing Supplement will specify that a Permanent Bearer Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Bearer Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice (a), in the case of Notes held by a Common Depositary for Euroclear and/or Clearstream, Luxembourg, from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) to the Principal Paying Agent as described therein and/or (b), in the case of Notes held through the CMU Service, from the relevant account holders therein to the CMU Lodging Agent as described therein or (ii) only upon the occurrence of an Exchange Event.

For these purposes, "***Exchange Event***" means that (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg and, in the case of Notes cleared through the CMU Service, the CMU Service have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any case, no successor or alternative clearing system is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Bearer Global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 15 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, (a) in the case of Notes held by a Common Depositary for Euroclear and/or Clearstream, Luxembourg, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) or, (b) in the case of Notes held through the CMU Service, the relevant account holders therein, may give notice to the Principal Paying Agent or, as the case may be, the CMU Lodging Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Principal Paying Agent or, as the case may be, the CMU Lodging Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent or, as the case may be, the CMU Lodging Agent.

The following legend will appear on all Bearer Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Bearer Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Bearer Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg or the CMU Service, as the case may be.

The Registered Notes of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global note in registered form, without receipts or coupons, (a "***Regulation S Global Note***") which will be deposited with a custodian for, and registered in the name of a nominee of, DTC for the accounts of Euroclear and Clearstream, Luxembourg. Prior to expiry of the distribution compliance period (as defined in Regulation S) applicable to each Tranche of Notes, beneficial interests in a Regulation S Global Note may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg and such Regulation S Global Note will bear a legend regarding such restrictions on transfer.

The Registered Notes of each Tranche may only be offered and sold in the United States or to U.S. persons in private transactions (i) to QIBs or (ii) to Institutional Accredited Investors who agree to purchase the Notes for their own account and not with a view to the distribution thereof. The Registered Notes of each Tranche sold to QIBs will be represented by a global note in registered form, without Receipts or Coupons, (a "***Rule 144A Global Note***" and, together with a Regulation S Global Note, the "***Registered Global Notes***") which will be deposited with a custodian for, and registered in the name of a nominee of, DTC.

Persons holding beneficial interests in Registered Global Notes will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of definitive Notes in fully registered form.

The Registered Notes of each Tranche sold to Institutional Accredited Investors will be in definitive form, registered in the name of the holder thereof ("***Definitive IAI Registered Notes***"). Unless otherwise set forth in the applicable Pricing Supplement, Definitive IAI Registered Notes will be issued only in minimum denominations of U.S.$500,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency). Definitive IAI Registered Notes will be subject to the restrictions on transfer set forth therein and will bear the restrictive legend described under "*Subscription and Sale and Transfer and Selling Restrictions*". Institutional Accredited Investors that hold Definitive IAI Registered Notes may elect to hold such Notes through DTC, but transferees acquiring the Notes in transactions exempt from Securities Act registration pursuant to Regulation S or Rule 144 under the Securities Act (if available) may do so upon satisfaction of the requirements applicable to such transfer as described under "*Subscription and Sale and Transfer and Selling Restrictions*". The Rule 144A Global Note and the Definitive IAI Registered Notes will be subject to certain restrictions on transfer set forth therein and will bear a legend regarding such restrictions.

Payments of principal, interest and any other amount in respect of the Registered Global Notes will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 7(d)) as the registered holder of the Registered Global Notes. None of the Issuer, the Guarantor, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of the Registered Notes in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date (as defined in Condition 7(d)) immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Registered Notes without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, "***Exchange Event***" means that (i) an Event

of Default has occurred and is continuing, (ii) DTC has notified the Issuer that it is unwilling or unable to continue to act as depositary for the Notes and no successor or alternative clearing system is available, (iii) DTC has ceased to constitute a clearing agency registered under the Exchange Act or the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system is available or (iv) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Registered Global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 15 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Registered Global Note) may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iv) above, the Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

**Transfer of Interests**

Interests in a Registered Global Note may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such interest in another Registered Global Note or in the form of a Definitive IAI Registered Note and Definitive IAI Registered Notes may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such Notes in the form of an interest in a Registered Global Note. No beneficial owner of an interest in a Registered Global Note will be able to transfer such interest, except in accordance with the applicable procedures of DTC, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable. **Registered Notes are also subject to the restrictions on transfer set forth therein and will bear a legend regarding such restrictions, see "*Subscription and Sale and Transfer and Selling Restrictions*".**

**General**

Pursuant to the Agency Agreement (as defined under "*Terms and Conditions of the Notes*"), the Principal Paying Agent or, as the case may be, the CMU Lodging Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CMU instrument number, a CUSIP and CINS number which are different from the common code, CMU instrument number, ISIN, CUSIP and CINS assigned to Notes of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Notes of such Tranche.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear, Clearstream, Luxembourg or the CMU Service, each person (other than Euroclear, Clearstream, Luxembourg or the CMU Service) who is for the time being shown in the records of Euroclear, Clearstream, Luxembourg or the CMU Service as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear, Clearstream, Luxembourg or the CMU Service as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor and their agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note shall be treated by the Issuer, the Guarantor and their agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Bearer Global Note and the expressions "***Noteholder***" and "***holder of Notes***" and related expressions shall be construed accordingly.

So long as DTC or its nominee is the registered owner or holder of a Registered Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Registered Global Note for all purposes under the Agency Agreement and such Notes except to the extent that in accordance with DTC's published rules and procedures any ownership rights may be exercised by its participants or beneficial owners through participants.

Any reference herein to Euroclear and/or Clearstream, Luxembourg and/or the CMU Service and/or DTC shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or otherwise approved by the Issuer, the Guarantor, the Principal Paying Agent and the Registrar.

A Note may be accelerated by the holder thereof in certain circumstances described in Condition 11. In such circumstances, where any Note is still represented by a Global Note and the Global Note (or any part thereof) has become due and repayable in accordance with the Terms and Conditions of such Notes and payment in full of the amount due has not been made in accordance with the provisions of the Global Note then holders of interests in such Global Note credited to their accounts with Euroclear and/or Clearstream, Luxembourg and/or the CMU Service and/or DTC, as the case may be, will become entitled to proceed directly against the Issuer on the basis of statements of account provided by Euroclear, Clearstream, Luxembourg, the CMU Service and DTC on and subject to the terms of a deed of covenant (the "***Deed of Covenant***") dated 12th December, 2001 and executed by the Issuer. In addition, holders of interests in such Global Note credited to their accounts with DTC may require DTC to deliver Definitive Notes in registered form in exchange for their interests in such Global Note in accordance with DTC's standard operating procedures.

*Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.*

**[Date]**

# Hysan (MTN) Limited

## Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes] Guaranteed by Hysan Development Company Limited under the U.S.$1,000,000,000 Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the conditions set forth in the Offering Circular dated 1st November, 2006. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto.]

*[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]*

*[If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination may need to be £100,000 or its equivalent in any other currency.]*

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Hysan (MTN) Limited |
| | (ii) | Guarantor: | Hysan Development Company Limited |
| 2. | (i) | Series Number: | [ ] |
| | (ii) | Tranche Number: | [ ]<br>*(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)* |
| 3. | Specified Currency or Currencies: | | [ ] |
| 4. | Aggregate Nominal Amount: | | |
| | — Series: | | [ ] |
| | — Tranche: | | [ ] |

| | | |
|---|---|---|
| 5. | [(i)] Issue Price: | [ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from *[insert Date] (in the case of fungible issues only, if applicable)]* |
| | [(ii) Net proceeds: *(Required only for listed issues)* | [ ]] |
| 6. | Specified Denominations: *(in the case of Registered Notes, this means the minimum integral amount in which transfers can be made)* | [ ] |
| 7. | [(i)] Issue Date [and Interest Commencement Date]: | [ ] |
| | [(ii) Interest Commencement Date (if different from the Issue Date): | [ ]] |
| 8. | Maturity Date: | [*Fixed rate — specify date/Floating rate —* Interest Payment Date falling in or nearest to [*specify month*]][(1)] |
| 9. | Interest Basis: | [[ ] per cent. Fixed Rate]<br>[[LIBOR/EURIBOR/HIBOR] +/- [ ] per cent. Floating Rate]<br>[Zero Coupon]<br>[Index Linked Interest]<br>[Dual Currency Interest]<br>[*specify other*]<br>(further particulars specified below) |
| 10. | Redemption/Payment Basis: | [Redemption at par]<br>[Index Linked Redemption]<br>[Dual Currency Redemption]<br>[Partly Paid]<br>[Instalment]<br>[*specify other*] |
| 11. | Change of Interest Basis or Redemption/Payment Basis: | [*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*] |
| 12. | Put/Call Options: | [Investor Put]<br>[Issuer Call]<br>[(further particulars specified below)] |
| 13. | Listing: | [Hong Kong/*specify other*/None][(2)] |
| 14. | Method of distribution: | [Syndicated/Non-syndicated] |

**Provisions Relating to Interest (If Any) Payable**

| | | |
|---|---|---|
| 15. | Fixed Rate Note Provisions | [Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*) |

(1) Note that for Hong Kong dollar denominated Fixed Rate Notes where the Interest Payment Dates are subject to modification it will be necessary to use the second option here.

(2) If Listing in Hong Kong, specify expected listing date.

| | | | |
|---|---|---|---|
| | (i) | Rate(s) of Interest: | [ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear] *(If payable other than annually, consider amending Condition 6.)* |
| | (ii) | Interest Payment Date(s): | [[ ] in each year up to and including the Maturity Date]/[specify other][3] *(NB: This will need to be amended in the case of long or short coupons)* |
| | (iii) | Fixed Coupon Amount(s): | [ ] per [ ] in nominal amount[4] |
| | (iv) | Broken Amount(s): | [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount(s)*] |
| | (v) | Day Count Fraction: | [Actual/Actual (ISMA)<br>30/360<br>Actual/365 (Fixed)<br>*Other*] |
| | (vi) | Determination Date[s]: | [ ] in each year<br>[*Insert regular interest payment dates, ignoring issue date or maturity date in case of a long or short first or last coupon*]<br>*(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)*<br>*(NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA))* |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | [None/*Give details*] |
| 16. | Floating Rate Note Provisions | | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining subparagraphs of this paragraph)* |
| | (i) | Specified Period(s)/Specified Interest Payment Dates: | [ ] |
| | (ii) | Business Day Convention: | [Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]] |
| | (iii) | Additional Business Centre(s): | [ ] |

(3) Note that for certain Hong Kong dollar denominated Fixed Rate Notes the Interest Payment Dates are subject to modification and the following words should be added: "provided that if any Interest Payment Date falls on a day which is not a Business Day, the Interest Payment Date will be the next succeeding Business Day unless it would thereby fall in the next calendar month in which event the Interest Payment Date shall be brought forward to the immediately preceding Business Day. For these purposes, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and currency deposits) in Hong Kong and [ ]."

(4) For Hong Kong dollar denominated Fixed Rate Notes where the Interest Payment Dates are subject to modification the following wording is appropriate. "Each Fixed Coupon Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the actual number of days in the Accrual Period (as defined in Condition 6(a)(i)) divided by 365 and rounding the resultant figure to the nearest HK$0.01, HK$0.005 being rounded upwards."

| | | |
|---|---|---|
| (iv) | Manner in which the Rates of Interest and Interest Amount are to be determined: | [Screen Rate Determination/ISDA Determination/*specify other*] |
| (v) | Party responsible for calculating the Rate(s) of Interest and Interest Amount (if not the Principal Paying Agent): | [ ] |
| (vi) | Screen Rate Determination: | |
| | — Reference Rate: | [ ]<br>*(Either LIBOR, EURIBOR, HIBOR or other, although additional information is required if other — including fallback provisions in the Agency Agreement)* |
| | — Interest Determination Date(s): | [ ]<br>*(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling, Hong Kong dollar or euro LIBOR), first day of each Interest Period if Sterling or Hong Kong dollar LIBOR or HIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)* |
| | — Relevant Screen Page: | [ ]<br>*(In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)* |
| (vii) | ISDA Determination: | |
| | — Floating Rate Option: | [ ] |
| | — Designated Maturity: | [ ] |
| | — Reset Date: | [ ] |
| (viii) | Margin(s): | [+/-] [ ] per cent. per annum |
| (ix) | Minimum Rate of Interest: | [ ] per cent. per annum |
| (x) | Maximum Rate of Interest: | [ ] per cent. per annum |
| (xi) | Day Count Fraction: | [Actual/365 or Actual/Actual (ISDA)<br>Actual/365 (Fixed)<br>Actual/365 (Sterling)<br>Actual/360<br>30/360, 360/360 or Bond Basis<br>30E/360 or Eurobond Basis<br>*Other*]<br>*(See Condition 6 for alternatives)* |
| (xii) | Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | [ ] |

| | | | |
|---|---|---|---|
| 17. | Zero Coupon Note Provisions | | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) | Accrual Yield: | [ ] per cent. per annum |
| | (ii) | Reference Price: | [ ] |
| | (iii) | Any other formula/basis of determining amount payable: | [ ]<br>*(Consider applicable day count fraction if euro denominated)* |
| | (iv) | Day Count Fraction in relation to Early Redemption Amounts and late payment if Conditions 8(e)(iii) and (j) do not apply: | [Conditions 8(e)(iii) and (j) apply/*specify other*] |
| 18. | Index Linked Interest Note Provisions | | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) | Index/Formula: | *[give or annex details]* |
| | (ii) | Calculation Agent responsible for calculating the interest due: | [ ] |
| | (iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | [ ] |
| | (iv) | Specified Period(s)/Specified Interest Payment Dates: | [ ] |
| | (v) | Business Day Convention: | [Floating Rate Convention/<br>Following Business Day Convention/<br>Modified Following Business Day Convention/<br>Preceding Business Day Convention/<br>*specify other*] |
| | (vi) | Additional Business Centre(s): | [ ] |
| | (vii) | Minimum Rate of Interest: | [ ] per cent. per annum |
| | (viii) | Maximum Rate of Interest: | [ ] per cent. per annum |
| | (ix) | Day Count Fraction: | [ ] |
| 19. | Dual Currency Interest Note Provisions | | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) | Rate of Exchange/method of calculating Rate of Exchange: | [*give details*] |
| | (ii) | Calculation Agent, if any, responsible for calculating the interest payable: | [ ] |
| | (iii) | Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: | [ ] |
| | (iv) | Person at whose option Specified Currency(ies) is/are payable: | [ ] |

**Provisions Relating to Redemption**

| | | |
|---|---|---|
| 20. | Issuer Call | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [ ] |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [ ] per Note of [ ] Specified Denomination |
| | (iii) If redeemable in part: | |
| | (a) Minimum Redemption Amount: | [ ] |
| | (b) Maximum Redemption Amount: | [ ] |
| | (iv) Notice period (if other than as set out in the Conditions): | [ ]<br>*(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent)* |
| 21. | Investor Put | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [ ] |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [ ] per Note of [ ] Specified Denomination |
| | (iii) Notice period (if other than as set out in the Conditions): | [ ]<br>*(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent)* |
| 22. | Final Redemption Amount of each Note | [[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix] |
| 23. | Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 8(e)): | [ ] |

**General Provisions Applicable to the Notes**

| | | |
|---|---|---|
| 24. | Form of Notes: | [Bearer Notes:<br>[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]<br>[Temporary Bearer Global Note exchangeable for Definitive Notes on and after the Exchange Date]<br>[Permanent Bearer Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]<br>[Registered Notes:<br>Regulation S Global Note (U.S.$ [ ] nominal amount)/Rule 144A Global Note (U.S.$ [ ] nominal amount/Definitive IAI Registered Notes (*specify nominal amounts*)] |
| 25. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | [Not Applicable/give details]<br>*(Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate)* |
| 26. | Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature): | [Yes/No. *If yes, give details*] |
| 27. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | [Not Applicable/give details. *NB: new forms of Global Note may be required for Partly Paid issues.*] |
| 28. | Details relating to Instalment Notes: | |
| | (i) Instalment Amount(s): | [Not Applicable/*give details*] |
| | (ii) Instalment Date(s): | [Not Applicable/*give details*] |
| 29. | Redenomination applicable: | Redenomination [not] applicable<br>[(*If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates*)] |
| 30. | Other terms or special conditions: | [Not Applicable/give *details*] |

**Distribution**

| | | |
|---|---|---|
| 31. | (i) If syndicated, names of Managers: | [Not Applicable/*give names*] |
| | (ii) Stabilising Manager (if any): | [Not Applicable/*give name*] |
| 32. | If non-syndicated, name of relevant Dealer: | [ ] |
| 33. | Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable: | [TEFRA D/TEFRA C/TEFRA not applicable] |
| 34. | Additional selling restrictions: | [Not Applicable/*give details*] |

**Operational Information**

| | | |
|---|---|---|
| 35. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | [CMU/Not Applicable/*give name(s) and number(s)*] |
| 36. | Delivery: | Delivery [against/free of] payment |
| 37. | In the case of Registered Notes, specify the location of the office of the Registrar if other than New York: | [Not Applicable/Luxembourg] |
| 38. | In the case of Bearer Notes, specify the location of the office of the Principal Paying Agent if other than London: | [Not Applicable/Hong Kong] |
| 39. | Additional Paying Agent(s) (if any): | [ ] |

---

ISIN: [ ]

Common Code: [ ]

*(insert here any other relevant codes such as a CMU instrument number, CUSIP and CINS codes)*

---

**[Listing Application**

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$1,000,000,000 Medium Term Note Programme of Hysan (MTN) Limited.]

**Responsibility**

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:
*Duly authorised*

Signed on behalf of the Guarantor:

By:
*Duly authorised*

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 5, 6, 7, 8 (except Condition 8(b)), 12, 13, 14, 15 (insofar as such Notes are not listed or admitted to trading on any stock exchange) or 17, they will not necessitate the preparation of a supplement to this Offering Circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplement to this Offering Circular will be prepared, if appropriate.

*The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the rules of the relevant stock exchange and agreed by the Issuer, the Guarantor and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of Pricing Supplement" for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Hysan (MTN) Limited (the "***Issuer***") pursuant to the Agency Agreement (as defined below). The Notes will be guaranteed by Hysan Development Company Limited (the "***Guarantor***").

References herein to the "***Notes***" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "***Global Note***"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note;

(iii) any definitive Notes in bearer form ("***Bearer Notes***") issued in exchange for a Global Note in bearer form; and

(iv) definitive Notes in registered form ("***Registered Notes***") (whether or not issued in exchange for a Global Note in registered form).

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as supplemented by a supplemental agency agreement dated 1st November, 2005 and as amended and/or supplemented and/or restated from time to time, the "***Agency Agreement***") dated 12th December, 2001 and made between the Issuer, the Guarantor, Deutsche Bank AG, London Branch (or, if so specified in the applicable Pricing Supplement, Deutsche Bank AG, Hong Kong Branch) as principal paying agent and agent bank (the "***Principal Paying Agent***", which expression shall include any successor principal paying agent), Deutsche Bank AG, Hong Kong Branch as CMU lodging agent (the "***CMU Lodging Agent***", which expression shall include any successor CMU lodging agent) and the other paying agents named therein (together with the Principal Paying Agent and the CMU Lodging Agent, the "***Paying Agents***", which expression shall include any additional or successor paying agents), Deutsche Bank Trust Company Americas as exchange agent (the "***Exchange Agent***", which expression shall include any successor exchange agent) and Deutsche Bank Trust Company Americas (or, if so specified in the applicable Pricing Supplement, Deutsche Bank Luxembourg S.A.) as registrar (the "***Registrar***", which expression shall include any successor registrar), and a transfer agent and the other transfer agents named therein (together with the Registrar, the "***Transfer Agents***", which expression shall include any additional or successor transfer agents). For the purposes of these Terms and Conditions, all references (other than in relation to the determination of interest and other amounts payable in respect of the Notes) to the Principal Paying Agent shall, with respect to a Series of Notes to be held in the CMU Service (as defined below), be deemed to be a reference to the CMU Lodging Agent and all such references shall be construed accordingly.

Interest bearing definitive Bearer Notes have interest coupons ("*Coupons*") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("***Talons***") attached on issue. Any reference herein to Coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons. Definitive Bearer Notes repayable in instalments have receipts ("***Receipts***") for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Notes and Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "***applicable Pricing Supplement***" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The payment of all amounts in respect of this Note have been guaranteed by the Guarantor pursuant to a deed of guarantee (the "***Guarantee***") dated 12th December, 2001 executed by the Guarantor. The original of the Guarantee is held by the Principal Paying Agent on behalf of the Noteholders, the Receiptholders and the Couponholders (each as defined below) at its specified office.

Any reference to "***Noteholders***" or "***holders***" in relation to any Notes shall mean (in the case of Bearer Notes) the holders of the Notes and (in the case of Registered Notes) the persons in whose name the Notes are registered and shall, in relation to any Notes represented by a Global Note, be construed as provided below. Any reference herein to "***Receiptholders***" shall mean the holders of the Receipts and any reference herein to "***Couponholders***" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, "***Tranche***" means Notes which are identical in all respects (including as to listing) and "***Series***" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the Deed of Covenant (the "***Deed of Covenant***") dated 12th December, 2001 and made by the Issuer. The original of the Deed of Covenant is held by the common depositary for Euroclear (as defined below) and Clearstream, Luxembourg (as defined below).

The Guarantor has executed a Deed Poll (the "***Deed Poll***") dated 12th December, 2001 relating to certain information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act (as defined below). The original of the Deed Poll is held by the Principal Paying Agent.

Copies of the Agency Agreement, the Deed Poll, the Deed of Covenant and the Guarantee are available for inspection during normal business hours at the specified office of each of the Principal Paying Agent, the Registrar and the other Paying Agents and Transfer Agents (such Agents and the Registrar being together referred to as the "***Agents***"). Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement, the Guarantee, the Deed Poll, the Deed of Covenant and the applicable Pricing Supplement which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Agency Agreement.

Words and expressions defined in the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

## 1. Form, Denomination and Title

The Notes are in bearer form or in registered form as specified in the applicable Pricing Supplement and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination and Bearer Notes may not be exchanged for Registered Notes and *vice versa*.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in the register which is kept by the Registrar in accordance with the provisions of the Agency Agreement. The Issuer, the Guarantor and any Agent will (except as otherwise required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("***Euroclear***") and/or Clearstream Banking, société anonyme ("***Clearstream, Luxembourg***") and/or a sub-custodian for the Central Moneymarkets Unit Service operated by the Hong Kong Monetary Authority (the "***CMU Service***"), each person (other than Euroclear, Clearstream, Luxembourg or the CMU Service) who is for the time being shown in the records of Euroclear, Clearstream, Luxembourg or the CMU Service as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg or the CMU Service as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor and the Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note shall be treated by the Issuer, the Guarantor and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "***Noteholder***" and "***holder of Notes***" and related expressions shall be construed accordingly.

For so long as any of the Notes is represented by a Regulation S Global Note, the registered holder of the relevant Regulation S Global Note shall be treated by the Issuer, the Guarantor and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note.

For so long as The Depository Trust Company ("*DTC*") or its nominee is the registered owner or holder of a Rule 144A Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Rule 144A Global Note for all purposes under the Agency Agreement and the Notes except to the extent that in accordance with DTC's published rules and procedures any ownership rights may be exercised by its participants or beneficial owners through participants.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of DTC, Euroclear, Clearstream, Luxembourg and the CMU Service, as the case may be. References to DTC, Euroclear, Clearstream, Luxembourg and/or the CMU Service shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement.

## 2. Transfers of Registered Notes

### *(a) Transfers of interests in Registered Global Notes*

Transfers of beneficial interests in Registered Global Notes will be effected by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Registered Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Pricing Supplement as Specified Denominations and only in accordance with the rules and operating procedures for the time being of DTC, Euroclear or Clearstream, Luxembourg, as the case may be and in accordance with the terms and conditions specified in the Agency Agreement. Transfers of a Rule 144A Global Note shall be limited to transfers of such Rule 144A Global Note, in whole but not in part, to a nominee of DTC or to a successor of DTC or such successor's nominee.

### *(b) Transfers of Registered Notes in definitive form*

Subject as provided in paragraphs (e), (f) and (g) below, upon the terms and subject to the conditions set forth in the Agency Agreement, a Registered Note in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Pricing Supplement as Specified Denominations). In order to effect any such transfer (i) the holder or holders must (a) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (b) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 10 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail, to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent by uninsured mail to the transferor.

*(c) Registration of transfer upon partial redemption*

In the event of a partial redemption of Notes under Condition 8, the Issuer shall not be required to register the transfer of any Registered Note, or part of a Registered Note, called for partial redemption.

*(d) Costs of registration*

Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

*(e) Transfers of interests in Regulation S Global Notes*

Prior to the expiry of the applicable Distribution Compliance Period, transfers by the holder of, or of a beneficial interest in, a Regulation S Global Note to a transferee in the United States or who is a U.S. person will only be made:

(i) upon receipt by the Registrar of a written certification substantially in the form set out in Schedule 8 to the Agency Agreement, amended as appropriate (a "***Transfer Certificate***"), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Note or beneficial interest therein to the effect that such transfer is being made:

(A) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or

(B) to a person who is an Institutional Accredited Investor,

together with, in the case of (B), a duly executed investment letter from the relevant transferee substantially in the form set out in Schedule 9 to the Agency Agreement (an "***IAI Investment Letter***") and such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States; or

(ii) otherwise pursuant to an effective registration statement under the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

In the case of (A) above, such transferee may take delivery through a Legended Note in global or definitive form and, in the case of (B) above, such transferee may take delivery only through a Legended Note in definitive form. After expiry of the applicable Distribution Compliance Period (i) beneficial interests in Regulation S Global Notes may be held through DTC directly, by a participant in DTC, or indirectly through a participant in DTC and (ii) such certification requirements will no longer apply to such transfers.

*(f) Transfers of interests in Legended Notes*

Transfers of Legended Notes or beneficial interests therein may be made:

(i) to a transferee who takes delivery of such interest through a Regulation S Global Note, upon receipt by the Registrar of a duly completed Transfer Certificate from the transferor to the effect that such transfer is being made in accordance with Regulation S and that, if such transfer is being made prior to expiry of the applicable Distribution Compliance Period, the interests in the Notes being transferred will be held immediately thereafter through Euroclear and/or Clearstream, Luxembourg; or

(ii) to a transferee who takes delivery of such interest through a Legended Note:

(A) where the transferee is a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, without certification; or

(B) where the transferee is an Institutional Accredited Investor, subject to delivery to the Registrar of a Transfer Certificate from the transferor to the effect that such transfer is being made to an Institutional Accredited Investor, together with a duly executed IAI Investment Letter from the relevant transferee and such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction;

(iii) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available); or

(iv) pursuant to an effective registration statement under the Securities Act.

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

Notes transferred by Institutional Accredited Investors to QIBs pursuant to Rule 144A or outside the United States pursuant to Regulation S will be eligible to be held by such QIBs or non-U.S. Investors through DTC, Euroclear or Clearstream, Luxembourg, as appropriate, and the Registrar will arrange for any Notes which are the subject of such a transfer to be represented by the appropriate Registered Global Note, where applicable.

Upon the transfer, exchange or replacement of Legended Notes, or upon specific request for removal of the legend (the "***Legend***"), applicable to Legended Notes, the Registrar shall deliver only Legended Notes or refuse to remove such Legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may reasonably be required by the Issuer, which may include an opinion of U.S. counsel, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

***(g) Exchanges and transfers of Registered Notes generally***

Holders of Registered Notes in definitive form, other than Institutional Accredited Investors, may exchange such Notes for interests in a Registered Global Note of the same type at any time.

*(h) Closed Periods*

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 8(c), (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

***(i) Definitions***

In this Condition, the following expressions shall have the following meanings:

"***Distribution Compliance Period***" means the period that ends 40 days after the completion of the distribution of each Tranche of Notes, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

"***Institutional Accredited Investor***" means "***accredited investors***" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act that are institutions;

"***Legended Note***" means Registered Notes in definitive form that are issued to Institutional Accredited Investors and Registered Notes (whether in definitive form or represented by a Registered Global Note) sold in private transactions to QIBs in accordance with the requirements of Rule 144A;

"***QIB***" means a "***qualified institutional buyer***" within the meaning of Rule 144A;

"***Regulation S***" means Regulation S under the Securities Act;

"***Regulation S Global Note***" means a Registered Global Note representing Notes sold outside the United States in reliance on Regulation S;

"***Rule 144A***" means Rule 144A under the Securities Act; and

"***Rule 144A Global Note***" means a Registered Global Note representing Notes sold in the United States to QIBs; and

"***Securities Act***" means the United States Securities Act of 1933, as amended.

## 3. Status of the Notes and the Guarantee

***(a) Status of the Notes***

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank pari passu among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

***(b) Status of the Guarantee***

The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Guarantor and (save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

4. **Negative Pledge**

So long as any Note remains outstanding (as defined in the Agency Agreement):

(a) neither the Issuer nor the Guarantor shall create or permit to subsist any Security Interest upon the whole or any part of its present or future undertaking, assets or revenues to secure (i) any Group Relevant Debt, (ii) any guarantee (by whomsoever given) in respect of Group Relevant Debt, (iii) any Relevant Debt (by whomsoever issued) in respect of which the Issuer or the Guarantor has given a guarantee or (iv) any guarantee given by the Issuer or the Guarantor in respect of Relevant Debt (by whomsoever issued); and

(b) the Guarantor shall procure that none of its Material Subsidiaries will create or permit to subsist any Security Interest upon the whole or any part of its present or future undertaking, assets or revenues to secure (i) any Relevant Debt issued by the Issuer or the Guarantor, (ii) any guarantee (by whomsoever given) in respect of Relevant Debt issued by the Issuer or the Guarantor, (iii) any Relevant Debt (by whomsoever issued) in respect of which the Issuer or the Guarantor has given a guarantee or (iv) any guarantee given by the Issuer or the Guarantor in respect of Relevant Debt (by whomsoever issued),

without (i) at the same time or prior thereto securing the Notes equally and rateably therewith or (ii) providing such other security for the Notes as may be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of Noteholders.

In this Condition 4 and in Condition 11:

"***Group Relevant Debt***" means any Relevant Debt issued by the Issuer, the Guarantor or a Subsidiary of the Issuer or the Guarantor;

"***guarantee***" includes, in relation to any Indebtedness of any Person, any indemnity in respect of, or against the consequences of a default in the payment of, such Indebtedness;

"***Indebtedness***" means any indebtedness of any Person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(a) amounts raised by acceptance under any acceptance credit facility; and

(b) amounts raised under any note purchase facility;

"***Material Subsidiary***" means, at any time, a Subsidiary of the Guarantor or any of its Subsidiaries, other than a Project Subsidiary:

(a) as to which one or more of the following conditions is satisfied:

(i) its net profits or (in the case of a Subsidiary of the Guarantor which has one or more Subsidiaries) consolidated net profits attributable to the Guarantor (in each case before taxation and extraordinary items) are at least 5 per cent. of the consolidated net profits of the Guarantor and its Subsidiaries (in each case before taxation and extraordinary items); or

(ii) its net assets or (in the case of a Subsidiary of the Guarantor which has one or more Subsidiaries) consolidated net assets attributable to the Guarantor represent 5 per cent. or more of the consolidated net assets (after deducting minority interests in Subsidiaries) of the Guarantor and its Subsidiaries;

all as calculated by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest consolidated audited accounts of the Guarantor and its Subsidiaries, provided that:

(1) in the case of a Subsidiary of the Guarantor acquired after the end of the financial period to which the then latest relevant audited accounts relate, the reference to the then latest audited accounts for the purposes of the calculation above shall, until audited accounts for the financial period in which the acquisition is made are published, be deemed to be a reference to the accounts adjusted to consolidate the latest audited accounts of the Subsidiary in the accounts;

(2) if, in the case of a Subsidiary of the Guarantor which itself has one or more Subsidiaries, no consolidated accounts are prepared and audited, its consolidated net assets and consolidated net profits shall be determined on the basis of *pro forma* consolidated accounts of the relevant Subsidiary and its Subsidiaries prepared for this purpose by its auditors; and

(3) if the accounts of a Subsidiary of the Guarantor (not being a Subsidiary referred to in (1) above) are not consolidated with those of the Guarantor, then the determination of whether or not the Subsidiary of the Guarantor is a Material Subsidiary shall be based on a *pro forma* consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts of the Guarantor and its Subsidiaries; or

(b) to which is transferred the whole or substantially the whole of the assets and undertaking of a Subsidiary of the Guarantor which immediately prior to the transfer was a Material Subsidiary, provided that the Subsidiary of the Guarantor which so transfers its assets and undertaking shall forthwith upon the transfer cease to be a Material Subsidiary (but without prejudice to (a) above) and the Subsidiary of the Guarantor to which the assets and undertaking are so transferred shall become a Material Subsidiary; and for this purpose a certificate by the auditors of the Guarantor or any other relevant auditor as to whether or not a Subsidiary is a Material Subsidiary shall be conclusive and binding on all parties in the absence of manifest error.

The Guarantor shall upon the request of a Noteholder provide such certificate or *pro forma* accounts to the Noteholder as soon as practicable;

"***Person***" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"***Project Finance Indebtedness***" means any Indebtedness (not being Indebtedness incurred by the Guarantor) to provide finance for, or in relation to, a project in respect of which the Person or Persons to whom any such Indebtedness is or may be owed by the relevant Person (the "***borrower***") has or have no recourse whatsoever to the Guarantor or any Material Subsidiary for the repayment thereof other than, if such borrower is not a Project Subsidiary:

(a) recourse to the borrower for amounts limited to cash flow or net cash flow from such project; and/or

(b) recourse to the borrower for the purpose only of enabling amounts to be claimed in respect of such Indebtedness in an enforcement or any encumbrance given by such borrower over any asset comprised in a project or the income, cash flow or other proceeds deriving from the project (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such Indebtedness, provided that (i) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (ii) such person or persons are not entitled, by virtue of any

right or claim arising out of or in connection with such Indebtedness, to commence proceedings for the winding-up or dissolution of the borrower or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of the borrower or any of its assets (save for the assets the subject of such encumbrance); and/or

(c) recourse to such borrower generally, or directly or indirectly to the Guarantor or any other Subsidiary, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of any obligation (not being a payment obligation or any obligation to procure payment by another or any indemnity in respect thereof or an obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by the person against whom such recourse is available;

"***Project Subsidiary***" means any Subsidiary of the Guarantor:

(a) which is a single purpose company whose principal assets and.activities are constituted by, or relate to, a project;

(b) none of whose monetary obligations in respect of the project is subject to any recourse whatsoever in respect thereof to the Guarantor or any of its other Subsidiaries (other than another Project Subsidiary), except (i) in connection with an enforcement of any encumbrance given by the Guarantor or any of its other Subsidiaries over the Guarantor's or such other Subsidiary's shares or the like in the capital of such single purpose company or (ii) as expressly referred to in paragraph (c) of the definition of Project Finance Indebtedness; and

(c) which has been designated as such by the Guarantor by written notice to the Principal Paying Agent, provided that the Guarantor may give written notice to the Principal Paying Agent at any time that any Project Subsidiary is no longer a Project Subsidiary, whereupon it shall cease to be a Project Subsidiary;

"***Relevant Debt***" means any Indebtedness which is in the form of or represented by any bond, note, debenture, loan stock or other similar securities which is for the time being, or is issued with the intention on the part of the issuer that it should be, listed, quoted or ordinarily dealt in on any stock exchange or in any securities market (including, without limitation, any over-the-counter market), having an original maturity of more than one year from its date of issue;

"***Security Interest***" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction; and

"***Subsidiary***" has the meaning given to it in the Companies Ordinance (Cap. 32) of Hong Kong.

## 5. Redenomination

### *(a) Redenomination*

Where redenomination is specified in the applicable Pricing Supplement as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders or the Couponholders, on giving 30 days' prior notice to the Principal Paying Agent, Euroclear, Clearstream, Luxembourg and/or as applicable, the CMU Service and at least 30 days' prior notice to the Noteholders in accordance with Condition 15, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

The election will have effect as follows:

(i) the Notes and the Receipts shall be deemed to be redenominated into euro in the denomination of €0.01 with a nominal amount in euro for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, with the agreement of the Principal Paying Agent, that the then market practice in respect of the redenomination into euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes are for the time being listed and the Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest €0.01;

(iii) if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of €1,000, €10,000, €100,000 and (but only to the extent of any remaining amounts less than €1,000 or such smaller denominations as the Issuer in conjunction with the Principal Paying Agent may determine) €0.01 and such other denominations as the Issuer in conjunction with the Principal Paying Agent shall determine and notify to the Noteholders;

(iv) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the "***Exchange Notice***") that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Principal Paying Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi) if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention;

(vii) if the Notes are Floating Rate Notes, the applicable Pricing Supplement will specify any relevant changes to the provisions relating to interest; and

(viii) such other changes shall be made to these Conditions as the Issuer may decide, after consultation with the Principal Paying Agent, and as may be specified in the notice, to conform them to conventions then applicable to instruments denominated in euro.

*(b) Definitions*

In these Conditions, the following expressions have the following meanings:

"***Established Rate***" means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty;

"***euro***" and "**€**" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;.

"***Redenomination Date***" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union; and

"***Treaty***" means the Treaty establishing the European Community, as amended.

**6. Interest**

***(a) Interest on Fixed Rate Notes***

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "***Fixed Interest Period***" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period ending other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such amount by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"***Day Count Fraction***" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "***Accrual Period***") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; or

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360; or

(iii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Accrual Period divided by 365.

In these Terms and Conditions:

"***Determination Period***" means the period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"***sub-unit***" means with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

*(b) Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no express Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "***Interest Payment Date***") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) ***ISDA Determination for Floating Rate Notes***

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "***ISDA Rate***" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "***ISDA Definitions***") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("***LIBOR***"), on the Euro-zone inter-bank offered rate ("***EURIBOR***") or on the Hong Kong inter-bank offered rate ("***HIBOR***"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "***Floating Rate***", "***Calculation Agent***", "***Floating Rate Option***", "***Designated Maturity***" and "***Reset Date***" have the meanings given to those terms in the ISDA Definitions.

*(B) Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR, or Hong Kong time, in the case of HIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR or HIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

*(iii) Minimum and/or maximum Rate of Interest*

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

*(iv) Determination of Rate of Interest and calculation of Interest Amounts*

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the "***Interest Amount***") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by

applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"***Day Count Fraction***" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(b):

(i) if "Actual/365" or "Actual/Actual (ISDA)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

*(v) Notification of Rate of Interest and Interest Amounts*

The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 15 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index

Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 15. For the purposes of this paragraph, the expression "***London Business Day***" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London.

*(vi) Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 6, whether by the Principal Paying Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantor, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

***(c) Interest on Dual Currency Interest Notes***

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

***(d) Interest on Partly Paid Notes***

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

***(e) Accrual of interest***

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue until whichever is the earlier of:

(1) the date on which all amounts due in respect of such Note have been paid; and

(2) five days after the date on which the full amount of the moneys payable in respect of such Notes has been received by the Principal Paying Agent or the Registrar, as the case may be, and notice to that effect has been given to the Noteholders in accordance with Condition 15.

***(f) Definitions***

In these Terms and Conditions, if a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 6(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar

month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "***Business Day***" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London, Hong Kong and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London, Hong Kong and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "***TARGET System***") is open.

## 7. Payments

### *(a) Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 9.

*(b) Presentation of definitive Notes, Receipts and Coupons*

Payments of principal in respect of definitive Bearer Notes not held in CMU will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of Instalment Amounts (if any) in respect of definitive Bearer Notes not held in CMU, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and, repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive bearer form not held in CMU (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 9) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form not held in CMU becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "***Long Maturity Note***" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

In the case of definitive Bearer Notes held in CMU, payment will be made to the person(s) for whose account(s) interests in the relevant definitive Bearer Note are credited as being held with CMU in accordance with the CMU Rules at the relevant time as notified to the CMU Lodging Agent by the

CMU in a relevant CMU Instrument Position Report or any relevant notification by CMU, which notification shall be conclusive evidence of the records of CMU (save in the case of manifest error) and payment made in accordance thereof shall discharge the obligations of the Issuer or, as the case may be, the Guarantor in respect of that payment.

If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

*(c) Payments in respect of Bearer Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Bearer Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note (i) in the case of a Global Note lodged with CMU, to the person(s) for whose account(s) interests in the relevant Global Note are credited as being held by CMU in accordance with the CMU Rules, or (ii) in the case of a Global Note not lodged with CMU, against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Bearer Global Note, distinguishing between any payment of principal and any payment of interest, will be made (in the case of a Global Note not lodged with CMU) on such Global Note by the Paying Agent to which it was presented or (in the case of a Global Note lodged with CMU) on withdrawal of the Global Note by the CMU Lodging Agent, and in each such case such record shall be *prima facie* evidence that the payment in question has been made.

*(d) Payments in respect of Registered Notes*

Payments of principal (other than Instalment Amounts prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the "***Register***") at the close of business on the third business day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date. Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the principal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below). For these purposes, "***Designated Account***" means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and "***Designated Bank***" means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of Instalment Amounts (other than the final instalment) in respect of each Registered Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the relevant due date (the "***Record Date***") at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not

less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and Instalment Amounts (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal amount of such Registered Note.

Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Notes.

All amounts payable to DTC or its nominee as registered holder of a Registered Global Note in respect of Notes denominated in a Specified Currency other than U.S. dollars shall be paid by transfer by the Registrar to an account in the relevant Specified Currency of the Exchange Agent on behalf of DTC or its nominee for payment in such Specified Currency for conversion into U.S. dollars in accordance with the provisions of the Agency Agreement.

None of the Issuer, the Guarantor or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

*(e) General provisions applicable to payments*

The holder of a Global Note (if the Global Note is not lodged with CMU) or (if the Global Note is lodged with CMU) the person(s) for whose account(s) interests in such Global Note are credited as being held in CMU in accordance with the CMU Rules as notified to the CMU Lodging Agent by CMU in a relevant CMU Instrument Position Report or any other relevant notification by CMU (which notification, in either case, shall be conclusive evidence of the records of CMU save in the case of manifest error), shall be the only person(s) entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note or such person(s) for whose account(s) interests in such Global Note are credited as being held in CMU (as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg, DTC or the CMU Service, as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear, Clearstream, Luxembourg, DTC or the CMU Lodging Agent, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor in respect of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States only if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

*(f) Payment Day*

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "***Payment Day***" means any day which (subject to Condition 10) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) Hong Kong;

(C) London; and

(D) any Additional Financial Centre specified in the applicable Pricing Supplement;

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London, Hong Kong and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

(iii) in the case of any payment in respect of a Registered Global Note denominated in a Specified Currency other than U.S. dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such Registered Global Note) has elected to receive any part of such payment in U.S. dollars, a day other than a Saturday or Sunday or any other day on which commercial banks are not authorised or required by law or regulation to be closed in New York City.

*(g) Interpretation of principal and interest*

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 9;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 8(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 9.

## 8. Redemption and Purchase

### *(a) Redemption at maturity*

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

### *(b) Redemption for tax reasons*

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Principal Paying Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 9 or the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be required to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 9) or any political subdivision of, or any authority in, or of, a Tax Jurisdiction having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer or, as the case may be, the Guarantor taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Principal Paying Agent (1) a certificate signed by two Directors of the Issuer or, as the case may be, two Directors of the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer or, as the case may be, the Guarantor has or will become obliged to pay such additional amounts as a result of such change or amendment.

Notes redeemed pursuant to this Condition 8(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

*(c) Redemption at the option of the Issuer (Issuer Call)*

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 15; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to:

(a) the Principal Paying Agent; and

(b) in the case of a redemption of Registered Notes, the Registrar,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and/or not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("***Redeemed Notes***") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or DTC and/or the CMU Service, (as appropriate) in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "***Selection Date***"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 15 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 15 at least five days prior to the Selection Date.

***(d) Redemption at the option of the Noteholders (Investor Put)***

*(A) If Investor Put is specified in the applicable Pricing Supplement*

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 15 not less than 15 nor more than 30 days' notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, such Note on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date.

*(B) Put Option Exercise Procedures*

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) at any time during normal business hours of such Paying Agent or, as the case may be, the Registrar falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form

(for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a "***Put Notice***") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control and, in the case of Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2(b). Registered Notes may be redeemed under this Condition 8(d) in any multiple of their lowest Specified Denomination.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable except where prior to the due date of redemption an Event of Default (as defined in Condition 11 below) shall have occurred and be continuing in which event such holder, at its option, may elect by notice to the Issuer to withdraw the notice given pursuant to this paragraph and instead to declare such Note forthwith due and payable pursuant to Condition 11.

***(e) Early Redemption Amounts***

For the purpose of paragraph (b) above and Condition 11, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note (other than a Zero Coupon Note, an Instalment Note and a Partly Paid Note) with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "***Amortised Face Amount***") calculated in accordance with the following formula:

Early Redemption Amount = RP x $(1 + AY)^y$
where:

"***RP***" means the Reference Price; and

"***AY***" means the Accrual Yield; and

"*y*" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360, or on such other calculation basis as may be specified in the applicable Pricing Supplement.

***(f) Instalments***

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

*(g) Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

*(h) Purchases*

The Issuer, the Guarantor or any Subsidiary of the Issuer or the Guarantor may at any time purchase Notes (provided that, in the case of definitive Bearer Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. All Notes so purchased will be surrendered to any Paying Agent and/or the Registrar for cancellation.

*(i) Cancellation*

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and the Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and may not be reissued or resold.

*(j) Late payment on Zero Coupon Notes*

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 11 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Principal Paying Agent or the Registrar and notice to that effect has been given to the Noteholders in accordance with Condition 15.

## 9. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 7(f)); or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Union Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union; or

(e) presented for payment by or on behalf of a holder of such Note, Receipt or Coupon who, at the time of such presentation, is able to avoid such withholding or deduction by making a declaration of nonresidence or other similar claim for exemption and does not make such declaration or claim.

As used herein:

(i) "***Tax Jurisdiction***" means the British Virgin Islands or any political subdivision or any authority thereof or therein having power to tax (in the case of payments by the Issuer) or Hong Kong or any political subdivision or any authority thereof or therein having power to tax (in the case of payments by the Guarantor); and

(ii) the "***Relevant Date***" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Registrar, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 15.

**10. Prescription**

The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 9) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7(b) or any Talon which would be void pursuant to Condition 7(b).

**11. Events of Default**

If any one or more of the following events (each, an "***Event of Default***") occurs and is continuing:

(i) *Non-payment:* the Issuer fails to pay any amount of principal in respect of the Notes within seven days of the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within fourteen days of the due date for payment thereof; or

(ii) *Breach of other obligations:* the Issuer or the Guarantor defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Guarantee and such default remains unremedied for 30 days after written notice thereof, addressed to the Issuer and the Guarantor by any Noteholder, has been delivered to the Issuer and the Guarantor or to the specified office of the Principal Paying Agent: or

(iii) *Cross default of Issuer, Guarantor or Material Subsidiary:*

(1) any Indebtedness (other than Project Finance Indebtedness) of the Issuer, the Guarantor or any of its Material Subsidiaries is not paid when due or (as the case may be) within any applicable grace period; or

(2) any such Indebtedness (other than Project Finance Indebtedness) becomes due and payable prior to its stated maturity by reason of an event of default, howsoever described; or

(3) the Issuer, the Guarantor or any of its Material Subsidiaries fails to pay when due any amount payable by it under any guarantee of any Indebtedness (other than Project Finance Indebtedness);

provided that the amount of Indebtedness referred to in sub-paragraph(1) and/or subparagraph (2) above and/or the amount payable under any guarantee referred to in subparagraph (3) above individually or in the aggregate exceeds US$30,000,000 (or its equivalent in any other currency or currencies); or

(iv) *Unsatisfied judgment:* one or more judgment(s) or order(s) for the payment of an amount exceeding US$30,000,000 is rendered against the Issuer, the Guarantor or any of its Material Subsidiaries and continues(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date thereof or, if later, the date therein specified for payment; or

(v) *Security enforced:* a secured party takes possession, or a receiver, manager or other similar officer is appointed (other than as a result of any default under Project Finance Indebtedness), of the whole or a substantial part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of its Material Subsidiaries; or

(vi) *Insolvency etc:* (1) the Issuer, the Guarantor or any of its Material Subsidiaries becomes insolvent or is unable to pay its debts as they fall due, (2) an administrator or liquidator of the Issuer, the Guarantor or any of its Material Subsidiaries or the whole or a substantial part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of its Material Subsidiaries is appointed (other than as a result of any default under Project Finance Indebtedness), (3) the Issuer, the Guarantor or any of its Material Subsidiaries enters into an agreement or takes any proceedings under applicable law for the readjustment or deferment of its obligations generally, or its obligations of, a particular class (whether in respect of a class as a whole or individually in respect of a set of obligations together constituting a class) or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of its Indebtedness (or any guarantees of any Indebtedness given by it) generally, or in respect of such Indebtedness (or such guarantees) of a particular class (whether to a class as a whole or individually to a set of Indebtedness or guarantees together constituting a class) or (4) the Issuer, the Guarantor or any of its Material Subsidiaries ceases or threatens to cease to carry on all or a substantial part of its business; or

(vii) *Winding up etc:* an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer, the Guarantor or any of its Material Subsidiaries (otherwise than for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent); or

(viii) *Analogous event:* any event occurs which under the laws of the British Virgin Islands or Hong Kong has an analogous effect to any of the events referred to in paragraphs (iv) to (vii) above; or

(ix) *Failure to take action etc:* any action, condition or thing at any time required to be taken, fulfilled or done in order (1) to enable the Issuer and the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under and in respect of the Notes and the Guarantee, (2) to ensure that those obligations are legal, valid, binding and enforceable and (3) to make the Notes, the Coupons and the Guarantee admissible in evidence in the courts of the British Virgin Islands and Hong Kong is not taken, fulfilled or done; or

(x) *Unlawfulness:* it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any of its payment obligations under or in respect of the Notes or the Guarantee; or

(xi) *Guarantee not in force:* the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect; or

(xii) *Government intervention:* all or a substantial part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of its Material Subsidiaries is condemned, seized or otherwise appropriated by any person acting under the authority of any national, regional or local government; or

(xiii) *Controlling shareholder:* the Issuer ceases to be a Subsidiary of the Guarantor,

then any holder of a Note may, by written notice addressed to the Issuer and the Guarantor delivered to the Issuer and the Guarantor and to the specified office of the Principal Paying Agent, effective upon the date of receipt thereof by the Principal Paying Agent, declare any Notes held by the holder to be forthwith due and payable whereupon the same shall become forthwith due and payable at the Early Redemption Amount (as described in Condition 8(e)), together with accrued interest (if any) to the date of repayment, without presentment, demand, protest or other notice of any kind.

## 12. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent or the Paying Agent in Hong Kong (in the case of Bearer Notes, Receipts or Coupons) or the Registrar or the Transfer Agent in Hong Kong (in the case of Registered Notes) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer, the Principal Paying Agent and the Registrar (as the case may be) may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

## 13. Agents

The names of the initial Agents and their initial specified offices are set out below.

The Issuer is entitled to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

(a) there will at all times be a Principal Paying Agent and a Registrar;

(b) so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority);

(c) the Issuer will ensure that it maintains a Paying Agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to such Directive provided that it remains the case that at least one Member State does not require a paying agent located in that Member State so to withhold or deduct tax; and

(d) so long as any of the Registered Global Notes denominated in a Specified Currency other than U.S. dollars are held through DTC or its nominee, there will at all times be an Exchange Agent.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 7(e). Any variation, termination, appointment or change referred to in the preceding paragraph and/or any appointment referred to in this paragraph shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 15.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the Guarantor and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

**14. Exchange of Talons**

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10.

**15. Notices**

All notices regarding the Bearer Notes will be deemed to be validly given if published in a leading daily newspaper of general circulation in Hong Kong. It is expected that such publication will be made in the *South China Morning Post* in Hong Kong. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Bearer Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers.

All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of (i) Euroclear and/or Clearstream, Luxembourg and/or DTC, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg and/or DTC for communication by them to the holders of the Notes or (ii) the CMU Service, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to the persons shown in a CMU Instrument Position Report issued by the CMU Service on the second business day preceding the date of despatch of such notice as holding interests in the relevant Global Note and, in addition, in the case of both (i) and (ii) above, for so long as any Notes are listed on a stock exchange and the rules of that stock exchange (or any other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange (or any other relevant authority). Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg and/or DTC and/or the persons shown in the relevant CMU Instrument Position Report.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes). Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent or the Registrar through Euroclear and/or Clearstream, Luxembourg and/or DTC and/or, in the case of Notes lodged with the CMU Service, by delivery by such holder of such notice to the CMU Lodging Agent in Hong Kong, as the case may be, in such manner as the Principal Paying Agent, the Registrar, the CMU Lodging Agent and Euroclear and/or Clearstream, Luxembourg and/or DTC and/or the CMU Service, as the case may be, may approve for this purpose.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 15.

**16. Meetings of Noteholders, Modification and Waiver**

The Agency Agreement contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Agency Agreement. Such a meeting may be convened by the Issuer or Noteholders holding not less than ten per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Principal Paying Agent and the Issuer may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (except as mentioned above) of the Notes, the Receipts, the Coupons or the Agency Agreement which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 15 as soon as practicable thereafter.

**17. Further Issues**

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

**18. Currency Indemnity**

The currency in which the Notes are denominated or, if different, payable, as specified in the applicable Pricing Supplement (the "Contractual Currency"), is the sole currency of account and payment for all sums payable by the Issuer or, as the case may be, the Guarantor, in respect of the Notes, the Receipts, the Coupons, the Guarantee and the Deed of Covenant, including damages. Any amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgement or order of a court of any jurisdiction or otherwise) by any Noteholder, Receiptholder or Couponholder in respect of any sum expressed to be due to it from the Issuer or, as the case may be, the Guarantor, shall only constitute a discharge to the Issuer or, as the case may be,, the Guarantor, to the extent of the amount in the Contractual Currency which such Noteholder, Receiptholder or Couponholder is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that amount is less than the amount in the Contractual Currency expressed to be due to any Noteholder, Receiptholder or Couponholder in respect of such Note, Receipt or Coupon, the Issuer or, as the case may be, the Guarantor, shall indemnify such Noteholder, Receiptholder or Couponholder against any loss sustained by such Noteholder, Receiptholder or Couponholder as a result. In any event, the Issuer or, as the case may be, the Guarantor, shall indemnify each such Noteholder, Receiptholder or Couponholder against any cost of making such purchase which is reasonably incurred. These indemnities constitute a separate and independent obligation from the Issuer's or, as the case may be, the Guarantor's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Noteholder, Receiptholder or Couponholder and shall continue in full force and effect despite any judgement, order, claim or proof for a liquidated amount in respect of any sum due in respect of the Notes or any judgement or order. Any such loss aforesaid shall be deemed to constitute a loss suffered by the relevant Noteholder, Receiptholder or Couponholder and no proof or evidence of any actual loss will be required by the Issuer or, as the case may be, the Guarantor.

**19. Contracts (Rights of Third Parties) Act 1999**

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

## 20. Governing Law and Submission to Jurisdiction

*(a) Governing law*

The Agency Agreement, the Guarantee, the Deed of Covenant, the Deed Poll, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

*(b) Submission to jurisdiction*

The Issuer agrees, for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "***Proceedings***") arising out of or in connection with the Notes, the Receipts and the Coupons may be brought in such courts.

The Issuer hereby irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and hereby further irrevocably agrees that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

*(c) Appointment of Process Agent*

The Issuer appoints Hackwood Secretaries Limited at its registered office at One Silk Street, London EC2Y 8HQ, England as its agent for service of process, and undertakes that, in the event of Hackwood Secretaries Limited ceasing so to act or ceasing to be registered in England, it will appoint another person as its agent for service of process in England in respect of any Proceedings. Nothing herein shall affect the right to serve proceedings in any other manner permitted by law.

*(d) Other documents and the Guarantor*

The Issuer and, where applicable, the Guarantor have in the Agency Agreement, the Guarantee, the Deed of Covenant and the Deed Poll submitted to the jurisdiction of the English courts and appointed an agent for service of process in terms substantially similar to those set out above.

## USE OF PROCEEDS

The net proceeds from each issue of Notes will be on-lent by the Issuer to the group of companies comprising Hysan Development Company Limited and its subsidiaries (the "***Group***") for general corporate purposes.

## DESCRIPTION OF THE ISSUER

The Issuer, incorporated in the British Virgin Islands on 29th October, 2001 pursuant to the International Business Companies Act (Cap. 291), is a wholly owned subsidiary of the Guarantor. As at the date of this Offering Circular, it has an authorised share capital of U.S.$50,000, divided into 50,000 shares of U.S.$1.00 par value each, of which one share has been issued. The Issuer was established to raise financing for the Guarantor and its subsidiaries. As at the date hereof the Issuer has no subsidiaries.

The directors of the Issuer as at the date of this Offering Circular are:

Peter T.C. Lee
Michael T.H. Lee
Pauline W.L. Yu Wong
T.F. Tsang

The directors of the Issuer do not have any interest in the Issuer. They have been granted share options in the Guarantor's shares under the Guarantor's share option schemes. Peter T.C. Lee, Michael T.H. Lee and Pauline W.L. Yu Wong have interests in the Guarantor's shares.

Details of options granted to and interests in the Guarantor's shares of Peter T.C. Lee, Michael T.H. LEE and Pauline W.L. Yu Wong are disclosed in the section headed "Description of the Guarantor — Guarantor Directors' interests in shares".

Details of options granted to T.F. Tsang are as follows:

| **Date of grant** | **Balance as at 1st January, 2006** | **Cancelled/ lapsed** | **Granted** | **Exercise** | **Balance as at 25th October, 2006** | **Exercise Price (HK$)** | **Exercise Period** *(Note 1)* |
|---|---|---|---|---|---|---|---|
| 30.3.2005 | 120,000 | Nil | — | Nil | 120,000 | 15.85 | 30.3.2005 -29.3.2015 |
| 30.3.2006 | — | Nil | 120,000 | Nil | 120,000 | 22.00 *(Note 2)* | 30.3.2006 -29.3.2016 |
| Total | 120,000 | Nil | 120,000 | Nil | 240,000 | | |

Notes:

1. The vesting period of options granted to T.F. Tsang is three years in equal portion.
2. The exercise price of share options granted to T.F. Tsang was fixed at the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of the grant; (ii) the average of the closing prices of the shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. The closing price of the shares immediately before the date on which the options were granted (as of 29th March, 2006) was HK$22.45.

Apart from the above as at 25th October, 2006, there is no other interest or short position of Directors in the shares, underlying shares of debentures of the Issuer and any associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required to be notified to the Issuer and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under Section 352 of the SFO.

The registered office of the Issuer is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The correspondence address of each of the directors of the Issuer for the purposes of his or her directorship in the Issuer is 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong.

The Issuer has no employees.

The following table sets out the unaudited capitalisation of the Issuer as at 25th October, 2006:

| | | |
|---|---|---|
| Issued Share Capital | U.S.$1.00 | |
| Indebtedness: | **Nominal Amount** | **Carrying Amount** |
| U.S.$200,000,000 7 per cent. Notes due 2012 | U.S.$200,000,000 | US$188,412,409[1] |
| HK$200,000,000 Floating Rate Notes due September 2009 | U.S.$25,641,026[1] | US$25,596,422[1] |
| HK$200,000,000 Floating Rate Notes due September 2009 | U.S.$25,641,026[1] | US$25,552,738[1] |
| HK$150,000,000 Floating Rate Notes due October 2009 | U.S.$19,230,769[1] | US$19,186,099[1] |
| HK$430,000,000 Zero Coupon Notes due 7th February, 2020 | U.S.$55,128,205[1] | US$26,650,522[1] |
| **Total Indebtedness** | U.S.$325,641,026[1] | US$285,398,190[1] |

1 Translated into U.S. dollars at the rate of U.S.$1.00 to HK$7.80.

The following table sets out the unaudited consolidated capitalisation and indebtedness of the Guarantor as at 30th June, 2006 on an actual basis.

| | As at 30th June, 2006 |
|---|---|
| | Actual |
| | (HK$ million) |
| Total long-term debts (net of current portion) | 2,903 |
| Total shareholders' equity | |
| Share capital | 5,273 |
| Reserves | 20,557 |
| Equity attributable to equity holders of the Guarantor | 25,830 |
| Minority interests | 1,042 |
| Total shareholders' equity | 26,872 |
| Total capitalisation | 29,775 |

Notes:

(1) As at 25th October, 2006, the Guarantor had an authorised share capital of HK$7,250 million (U.S.$929.5 million) consisting of 1,450 million ordinary shares of HK$5.00 each and an issued and fully paid-up share capital of approximately HK$5,275 million.

(2) Save as disclosed herein, there has been no material change in the consolidated capitalisation and indebtedness of the Guarantor since 30th June, 2006.

(3) Total capitalisation includes total shareholders' equity and total long-term debts.

## DESCRIPTION OF THE GUARANTOR

**Introduction**

Hysan is principally engaged, together with its subsidiaries and joint ventures, in property investment, management and development. Hysan was incorporated on 20th October, 1970 in Hong Kong as a limited company under the Companies Ordinance. Listed on the Hong Kong Stock Exchange since 1981, Hysan is a constituent stock of the Morgan Stanley Capital International - Hong Kong Index. Based on the closing price of its shares on 25th October, 2006, Hysan had a market capitalisation of approximately HK$20,490 million.

Hysan dates its property experience from the 1920s, when the founding Lee family began to engage in property and other businesses in Hong Kong. Lee Hysan Estate Company, Limited ("***LHEC***"), a private company controlled by the Lee family, is a substantial shareholder of Hysan, holding approximately 41.05 per cent. of Hysan's issued share capital as at 25th October, 2006.

As at 30th June, 2006, Hysan's property interests are approximately 4.46 million gross square feet in Hong Kong. Further details on the breakdown of this information may be found under *"Investment Property Portfolio"*. On 30th December, 2005, Hysan completed the sale transaction of one of its commercial buildings situated in Central District, Entertainment Building. Hysan's investment property portfolio was valued at HK$30,972 million as at 30th June, 2006. It believes that it is the largest commercial landlord in the prime office/retail Causeway Bay area in Hong Kong.

## Financial Summary

The summary of financial information set forth below has been extracted without material adjustment from the audited financial statements of Hysan for the years ended 31st December, 2004 and 2005 and the unaudited interim financial statements for the six months ended 30th June, 2005 and 2006.

## Consolidated Income Statement

| | Year ended 31st December, | | | Six months ended 30th June, | | |
|---|---|---|---|---|---|---|
| | 2005 | 2005 | 2004 | 2006 | 2006 | 2005 |
| | (in U.S.$ million) | (in HK$ million) | (in HK$ million) | (in U.S.$ million) (unaudited) | (in HK$ million) (unaudited) | (in HK$ million) (unaudited) |
| **Turnover (Note 1)** | 160 | 1,250 | 1,154 | 79 | 620 | 612 |
| Property expenses | (30) | (237) | (259) | (14) | (111) | (106) |
| **Gross Profit** | 130 | 1,013 | 895 | 65 | 509 | 506 |
| Gain on disposal of investments in securities | 0 | 0 | 15 | 0 | 0 | 0 |
| Net realised gain on disposal of available-for-sale investments | 0 | 0 | 0 | 13 | 104 | 0 |
| Other operating income | 5 | 38 | 27 | 15 | 117 | 21 |
| Reversal of impairment loss on investments in securities | 0 | 0 | 63 | 0 | 0 | 0 |
| Administrative expenses | (13) | (103) | (97) | (7) | (52) | (45) |
| Fair value changes on investment properties | 542 | 4,226 | 0 | 145 | 1,130 | 2,799 |
| Fair value changes on financial instruments | (3) | (25) | 0 | 9 | 70 | 23 |
| Share of results of associates | 31 | 241 | 38 | 7 | 52 | 20 |
| Release of negative goodwill arising on acquisition of an associate | 0 | 0 | 2 | 0 | 0 | 0 |
| Finance costs | (28) | (214) | (162) | (10) | (81) | (90) |
| **Profit before taxation** | 664 | 5,176 | 781 | 237 | 1,849 | 3,234 |
| Taxation (Note 2) | (110) | (857) | (140) | (31) | (246) | (502) |
| **Net profit for the year/period** | 554 | 4,319 | 641 | 206 | 1,603 | 2,732 |
| Attributable to: | | | | | | |
| Equity holders of the Guarantor | 528 | 4,120 | 607 | 195 | 1,519 | 2,562 |
| Minority interests | 26 | 199 | 34 | 11 | 84 | 170 |
| | 554 | 4,319 | 641 | 206 | 1,603 | 2,732 |
| Dividends | (61) | (474) | (420) | (14) | (106) | (105) |
| **Earnings per share** | | | | | | |
| — Basic | U.S.50.2 cents | HK391.9 cents | HK58.1 cents | U.S.18.5 cents | HK144.2 cents | HK244.0 cents |
| — Diluted | U.S.50.2 cents | HK391.6 cents | HK58.1 cents | U.S.18.5 cents | HK144.1 cents | HK243.8 cents |
| **Dividends per share** | | | | | | |
| — Interim | U.S.1.3 cents | HK10.0 cents | HK10.0 cents | U.S.1.3 cents | HK10.0 cents | HK10.0 cents |
| — Final | U.S.4.5 cents | HK35.0 cents | HK30.0 cents | N/A | N/A | N/A |

Notes:

1) **Turnover**

| | Year ended 31st December, | | | Six months ended 30th June, | | |
|---|---|---|---|---|---|---|
| | **2005** | **2005** | **2004** | **2006** | **2006** | **2005** |
| | **(in U.S.$ million)** | **(in HK$ million)** | **(in HK$ million)** | **(in U.S.$ million) (unaudited)** | **(in HK$ million) (unaudited)** | **(in HK$ million) (unaudited)** |
| Gross rental income from properties | 160 | 1,250 | 1,153 | 79 | 620 | 612 |
| Other property management fee income | 0 | 0 | 1 | 0 | 0 | 0 |
| | 160 | 1,250 | 1,154 | 79 | 620 | 612 |

2) **Taxation**

| | Year ended 31st December, | | | Six months ended 30th June, | | |
|---|---|---|---|---|---|---|
| | **2005** | **2005** | **2004** | **2006** | **2006** | **2005** |
| | **(in U.S.$ million)** | **(in HK$ million)** | **(in HK$ million)** | **(in U.S.$ million) (unaudited)** | **(in HK$ million) (unaudited)** | **(in HK$ million) (unaudited)** |
| Profits tax for the year/period | 10 | 75 | 50 | 5 | 40 | 38 |
| Provision arising from prior years additional assessments | 13 | 103 | 55 | 0 | 0 | 0 |
| | 23 | 178 | 105 | 5 | 40 | 38 |
| Deferred tax | | | | | | |
| — Current year/period | 87 | 679 | 35 | 26 | 206 | 464 |
| | 110 | 857 | 140 | 31 | 246 | 502 |

## Consolidated Balance Sheet

| | As at 31st December, | | | As at 30th June, | | |
|---|---|---|---|---|---|---|
| | 2005 | 2005 | 2004 | 2006 | 2006 | 2005 |
| | (in U.S.$ million) | (in HK$ million) | (in HK$ million) | (in U.S.$ million) (unaudited) | (in HK$ million) (unaudited) | (in HK$ million) (unaudited) |
| Non-current assets | 4,081 | 31,830 | 30,053 | 4,229 | 32,989 | 33,199 |
| Net current assets/(liabilities) | 193 | 1,505 | (326) | 16 | 124 | (286) |
| | 4,274 | 33,335 | 29,727 | 4,245 | 33,113 | 32,913 |
| Deduct: | | | | | | |
| Non-current liabilities | 985 | 7,682 | 8,330 | 800 | 6,241 | 8,830 |
| **Net assets** | 3,289 | 25,653 | 21,397 | 3,445 | 26,872 | 24,083 |
| Capital and reserves: | | | | | | |
| Share capital | 675 | 5,266 | 5,250 | 676 | 5,273 | 5,261 |
| Share premium & reserves | 2,487 | 19,401 | 15,316 | 2,635 | 20,557 | 17,835 |
| **Equity attributable to equity holders of the Guarantor** | 3,162 | 24,667 | 20,566 | 3,311 | 25,830 | 23,096 |
| Minority interests | 127 | 986 | 831 | 134 | 1,042 | 987 |
| | 3,289 | 25,653 | 21,397 | 3,445 | 26,872 | 24,083 |

Remarks:

(i) U.S.$:HK$ = 1:7.8

## Strategy

Hysan is engaged principally in the investment, development and management of high quality investment properties in Hong Kong. In order to create and sustain value as well as achieve growth, Hysan focuses on three main strategies: (1) maximising the value of its existing investment property portfolio; (2) selectively pursuing property development opportunities; and (3) maintaining a strong and flexible financial position.

***Maximising the value of its existing investment property portfolio***

Hysan's investment properties, which generate rental income for the Guarantor, are intended to be held for the long term. Hysan therefore seeks to strengthen the long-term value of its investment property portfolio and enhance its cash flow from operations by maximising the value of such properties.

Hysan oversees the development, leasing and management of its investment property portfolio. Hysan believes that its integrated approach enables it to maintain close relationships with its customers, thereby being in a position to anticipate and respond to customer needs more effectively. It also ensures uniformity in service standards and ultimately the quality of accommodation and services provided to customers.

It is also Hysan's strategy to maximise tenant retention. Hysan believes that the retention of existing tenants maximises a property's stability. By having the leases rolled over and hence reducing the rental income fluctuations caused by void periods, a property's cash flow and value are enhanced. A majority of Hysan's top ten tenants have remained tenants since the original letting of the properties.

In order to keep its portfolio competitive, Hysan continually reviews the performance of individual properties and invests in selective capital improvement projects, which include refurbishment, market repositioning and re-development.

Hysan also seeks to grow further its retail sector located in the retail hub of Causeway Bay, aiming at providing a variety of offerings to cater for different customer needs.

**Property Investment Activities**

***Overview***

Hysan's commercial property investment portfolio is predominantly concentrated in Causeway Bay. Located on Hong Kong Island, Causeway Bay is a major commercial district and is also an established retail and entertainment hub of Hong Kong Island.

Hysan's principal tenants are multinational corporations including AIA, General Electric, Jebsen & Company, Maersk Lines, Manulife, Merck Sharp & Dohme, Sony and major Hong Kong companies.

Hysan's portfolio includes prime retail space in the Causeway Bay shopping district, providing a variety of retail shops and restaurants. The range is from luxury retail and fine dining at The Lee Gardens hub and specialty restaurants and lifestyle hub around the Lee Theatre Plaza area.

In addition, Hysan has also invested in high quality residential properties, including the Bamboo Grove development in the high-end Mid-Levels area.

*Investment Property Portfolio*

The following tables set out details of Hysan's investment property portfolio as at 30th June, 2006:

***Commercial Property Portfolio***

*Causeway Bay Portfolio*

| | Gross Floor Area in Square Feet | Number of Carparks | Year of Completion |
|---|---|---|---|
| 111 Leighton Road | 79,905 | — | 1988 |
| AIA Plaza | 139,119 | — | 1989 |
| Hennessy Centre[(1)] | 719,642 | 263 | 1981 |
| Lee Gardens Two[(2)] | 626,996 | 176[(3)] | 1992 |
| Lee Theatre Plaza | 317,160[(4)] | — | 1994 |
| Leighton Centre | 435,008 | 264[(3)] | 1977 |
| One Hysan Avenue | 169,019 | — | 1976 |
| Sunning Plaza | 279,717 | 150 | 1982 |
| The Lee Gardens | 902,797 | 200 | 1997 |

***Residential Property Portfolio***

| | Gross Floor Area in Square Feet | Number of Carparks | Year of Completion |
|---|---|---|---|
| Bamboo Grove, Mid-Levels | 691,546 | 436 | 1985 |
| Sunning Court, Causeway Bay | 97,516 | — | 1982 |

Remarks:

(1) Hennessy Centre is due to be demolished and will be developed into a new commercial complex.

(2) All properties are wholly-owned by Hysan except Lee Gardens Two (formerly known as Caroline Centre) (65.36 per cent. interest).

(3) Revised based on updated approved building plan.

(4) Based on updated approved building plan, the gross floor area was revised from 315,749 to 317,160 square feet with effect from 31st July, 2005.

*Details of Investment Property Portfolio*

As at 30th June, 2006, the occupancy rate of Hysan's office portfolio was 97 per cent. (excluding Hennessy Centre) under an improved economic environment. Hysan's retail properties had a over 99 per cent. occupancy as at 30th June, 2006. Its investment properties were valued by Knight Frank Hong Kong Limited, independent valuers, at HK$29,815 million (U.S.$3,822 million) as at 31st December, 2005 compared with HK$27,917 million (restated) (U.S.$3,579 million) as at the end of 2004. As a result, the carrying value of Hysan's investment properties increased by HK$1,898 million (U.S.$243 million) from 2004 to 2005.

Set forth below is a brief description of the principal investment properties comprising Hysan's portfolio.

*Causeway Bay Portfolio*

AIA Plaza is a 25-level office and retail complex. Its principal office tenants include AIA (which has the naming right), Citibank N.A., Dow Corning, HSBC, Miele and Occidental Chemical. It also has dining and retail outlets on the ground to second floor.

Hennessy Centre is due to be demolished and will be redeveloped into a new commercial complex.

The Lee Gardens is a 53-level office and retail complex. Its principal office tenants include Adobe, Avon Cosmetics, Caterpillar, General Electric, Gucci, Manulife (which has the naming right), Moores Rowland, Oracle, Sony and Willis Hong Kong. The Lee Gardens shopping centre has established itself as Causeway Bay's high-end retail center containing international fashion and jewellery boutiques including Cartier, Chanel, Christian Dior, Hermes, Louis Vuitton and Valentino.

Lee Gardens Two is a 34-level office and retail complex. Its principal office tenants include Belt Collins, Basell Asia Pacific, Campbell Soup, Dun & Bradstreet, Jebsen & Company, Merck Sharp & Dohme, MF Jebsen International and Pepsico. Principal retail tenants are Bottega Veneta, Escada, Gucci, Jean Paul Gaultier, Ralph Lauren and Tod's.

Lee Theatre Plaza is a 26-level retail complex comprising retail shops, fitness centres and dining outlets. Its principal anchor tenants are California Fitness, Esprit, Muji and 10 levels of restaurants.

Leighton Centre is a 28-level office and retail complex with five levels of retail and leisure areas. Its principal office tenants are professional practices including medical clinics, architects, marketing and research firms (including Synovate) and engineering firms (including Davis Langdon, quantity surveyors and Simon Kwan & Associates, a local architect and engineering firm). Its principal retail tenants are G.O.D., Towngas and Welcome Supermarket.

111 Leighton Road is a 24-level office and retail complex, servicing office tenants such as Mikli Asia and Sekisui. Its principal retail tenants include Agnes b and Miele.

One Hysan Avenue is a 26-level office and retail complex. Its principal office tenants include Hong Kong Institute of Architects, Morison Consulting, NCR and The Body Shop with principal retail tenants including Jade Garden, Ports1961 and Starbucks Coffee.

Sunning Plaza is a 30-level office and retail complex with principal tenants comprising CIGNA, Coface, Gillette, IMG, Maersk, McCann-Erickson and Yahoo. Its main retail tenants include two alfresco bars and a speciality Italian restaurant Da domenico.

***Residential Portfolio***

In addition to commercial properties, Hysan also invests in high quality residential properties including Bamboo Grove in Mid-Levels and Sunning Court in Causeway Bay. Bamboo Grove consists of six residential towers totalling 345 apartments, with full clubhouse and sports facilities. Corporate tenants include financial institutions, multinational corporations and professional firms. Sunning Court is a residential tower with 59 apartments.

***Lease Terms***

In accordance with practices in the Hong Kong property market, Hysan's office leases are typically for three years, but in some cases up to six to nine years in duration. The rents charged are generally reviewed every three years based upon prevailing market rates. Residential leases are typically for two years and are generally offered for renewal based upon prevailing market rates. Retail leases are normally for three years. Longer lease terms may be signed on an individual case-by-case basis. The rents charged are generally reviewed every three years based upon market rates. Retail leases generally provide for a fixed monthly rent with turnover rent. Hysan's office, retail and residential tenants are also charged a monthly management fee which covers building maintenance expenses and certain other costs. Tenants are also required to pay their utility charges and government rates.

***Competition***

Hysan competes with other property companies and owners to attract and retain office, retail and residential tenants. Hysan believes it is the largest commercial landlord in Causeway Bay. Hysan believes that its competitive advantages lie in its reputation for well-managed buildings, the development of long-term relationships with key tenants and its ability to balance the composition of its tenants, in addition to the location and quality of its buildings.

*Property Development*

Hysan has also invested and may continue to invest in select property development projects primarily for sale. Hysan currently has minority or associate-level interests in projects in Singapore and Shanghai, the People's Republic of China, details of which are set out below.

The following table summarises certain information with respect to Hysan's current development properties as at 30th June, 2006:

| Development Property | Location | Usage | Total Gross Floor Area (million sq. ft.) | Percentage Ownership (per cent.) | Status |
|---|---|---|---|---|---|
| **Shanghai, PRC** | | | | | |
| The Grand Gateway | Hong Qiao Lu, Xuhui | Office, Retail and Residential | 2.7 | 23.7 | Office tower and shopping mall have been completed and leased. Residential tower and serviced apartment construction works in progress. |
| **Singapore** | | | | | |
| Sanctuary Green | Tanjong Rhu Rd | Residential | 0.7 | 10 | Construction has been completed and sales are in progress with a good part of the relevant residential units having been sold. |
| The Gardens at Bishan | Sin Ming Walk/ Sin Ming Avenue | Residential | 0.9 | 10 | Temporary occupancy permit has been obtained and almost all of the residential units have been sold. |
| Amaryllis Ville | Newton Rd | Residential | 0.4 | 25 | Construction has been completed and sales are in progress with most part of the residential units having been sold. |

Apart from the redevelopment project of Hennessy Centre, Hysan does not currently have any major property projects under development in Hong Kong.

**Financial Policy**

Hysan is committed to maintaining a prudent financial management policy. As part of its strategy, Hysan closely monitors its gearing and interest coverage positions. As at 30th June, 2006, the Guarantor's net gearing (gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by adjusted shareholders' funds) was 5.1 per cent. (the net gearing for 30th June, 2005 and 31st December, 2005 are 18.0 per cent. and 6.4 per cent. respectively) and net interest coverage ratio (gross profit less administrative expenses before depreciation divided by net interest expenses) was 6.9 times (the net interest coverage ratios for 30th June, 2005 and 31st December, 2005 are 5.6 times and 4.6 times respectively).

With respect to its financing activities, Hysan focuses on seeking borrowings with longer maturities on an unsecured basis. By doing so, Hysan aims to better match the maturity of its liabilities to its long-term assets and enhance its financial flexibility. At 30th June, 2006, the Guarantor's total gross debt outstanding was approximately HK$3.0 billion (U.S.$390 million), a decrease of HK$1.3 billion (U.S.$171 million) from the balance at 31st December, 2005. As of 30th June, 2006, all of the Guarantor's debts were denominated in Hong Kong dollars with the exception of the U.S.$200 million ten-year notes, which, in turn, have been hedged back to Hong Kong dollars. The maturity profile of the Guarantor's total gross debt as at 30th June, 2006 was as follows:

| | HK$ (Million) |
|---|---|
| Repayable within a period | |
| — Not exceeding 1 year | 0 |
| — Between 2 to 5 years | 1,270 |
| — After 5 years | 1,774 |
| | 3,044 |

Hysan also seeks to diversify its funding sources from banks and the capital markets and aims to maintain adequate available funds for investment and refinancing purposes. Hysan has substantial undrawn credit facilities on a committed basis, with limits exceeding its funding needs. To manage its financial risks, Hysan selectively employs hedging instruments for its interest rate and foreign exchange exposure.

### Credit Rating

Hysan has, as at the date hereof, a credit rating of BBB from Standard & Poor's and a credit rating of Baa1 from Moody's.

### Insurance

Hysan is covered by insurance policies which cover fire, flood, other material damage to property and general liability under Combined All Risks Material Damage/Business Interruption and Public Liability Insurance.

Hysan believes that its properties are covered with adequate insurance provided by reputable independent insurance companies and with commercially reasonable deductibles and limits on coverage. Notwithstanding Hysan's insurance coverage, damage to Hysan's buildings, facilities, equipment, machinery or other properties as a result of occurrences such as fire, flood, water damage, explosion, power loss, telecommunications failure, intentional unlawful act, human error, typhoon and other disasters could nevertheless have a material adverse effect on Hysan's financial condition and results of operations.

## Government Regulation

The operations of Hysan are subject to various laws and regulations of Hong Kong. Hysan's activities conducted in respect of its investment and development properties are limited by zoning ordinances and other regulations enacted by the Government. Developing properties, refurbishment and other re-development projects require government permits, some of which may take longer to obtain than others. From time to time, the Government may impose new regulations on landlords such as mandatory retrofitting of upgraded safety and fire systems in all buildings. Hysan's properties are subject to routine inspections by Government officials with regard to various safety and environmental issues. Hysan believes that it is in compliance in all material respects with government safety regulations currently in effect. Hysan has not experienced significant problems with Government regulations with regard to these issues, and is not aware of any pending Government legislation that might have a material adverse effect on its properties.

**Environmental Matters**

Hysan believes that it is in compliance in all material respects with applicable environmental regulations in Hong Kong. Hysan is not aware of any environmental proceedings or investigations of which it is or might become a party.

**Legal Proceedings**

Save as otherwise disclosed, neither Hysan nor any of its subsidiaries or joint ventures is involved in any legal or arbitration proceedings which may have a material adverse effect on the business or financial position of Hysan or any of its subsidiaries or joint ventures.

**Capital and Holding Structures**

As at 25th October, 2006, Hysan had an authorised share capital of HK$7,250 million (U.S.$929.5 million) consisting of 1,450 million ordinary shares of HK$5.00 each and an issued and fully paid-up share capital of approximately HK$5,275 million (U.S.$676 million) consisting of 1,055,089,409 shares of HK$5.00 each. The interest of LHEC in Hysan was approximately 41.05 per cent. of its issued share capital as at 25th October, 2006. Hysan is not aware of any other shareholder which holds greater than a 10 per cent. interest of its issued share capital as at 25th October, 2006.

Hysan holds its investment properties via individual subsidiaries. Its property management, security services, and lease agency and administration activities are managed by wholly-owned subsidiaries.

**Management and Employees**

***Corporate Governance***

Hysan is committed to maintaining high standards of corporate governance. The Guarantor Board currently comprises Peter T. C. Lee, Chairman, Michael T. H. Lee, Managing Director, Pauline W. L. Yu Wong, Executive Director, and eight other non-executive Directors. Sir David Akers-Jones serves as Independent non-executive Deputy Chairman. There is a majority of non-executive Directors on the Guarantor Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The roles of Chairman and Managing Director are separated with clear division of responsibilities. The Chairman focuses on strategic and board issues. The Managing Director has the overall chief executive responsibility for operations and development generally.

The Guarantor Board meets regularly and has formed four board committees to deal with specific aspects of Hysan's affairs.

The Audit Committee, chaired by the Independent non-executive Deputy Chairman, comprises a majority of Independent non-executive Directors. It is responsible for reviewing a wide range of matters including the half-year and annual accounts and oversees compliance generally. The Emoluments Review Committee is also chaired by the Independent non-executive Deputy Chairman and comprises two non-executive Directors and reviews the remuneration of the executive directors within agreed terms of reference. The Investment Committee comprises the Chairman, the Managing Director and two other non-executive directors. It advises and makes recommendations on the investment strategy of Hysan within agreed terms of reference. The Nomination Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Guarantor Board from time to time and recommends to the Guarantor Board on appointments of Directors. It is chaired by the Chairman of the Guarantor Board and two Independent non-executive Directors.

## Management

| Guarantor Board of Directors | Position |
|---|---|
| Peter Ting Chang LEE, J.P. | *Chairman* |
| Sir David AKERS-JONES, G.B.M., K.B.E., C.M.G., J.P. | *Independent non-executive Deputy Chairman* |
| Michael Tze Hau LEE | *Managing Director* |
| Fa-kuang HU, G.B.S., C.B.E., J.P. | *Non-executive Director* |
| Hans Michael JEBSEN, B.B.S. | *Non-executive Director* |
| Per JORGENSEN | *Independent non-executive Director* |
| Anthony Hsien Pin LEE | *Non-executive Director* |
| Chien LEE | *Non-executive Director* |
| Dr. Deanna Ruth Tak Yung RUDGARD | *Non-executive Director* |
| Dr. Geoffrey Meou-tsen YEH, S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. | *Independent non-executive Director* |
| Pauline Wah Ling YU WONG | *Executive Director* |

| Senior Management | Position |
|---|---|
| Ricky Tin For TSANG | *Chief Financial Officer* |
| Wendy Wen Yee YUNG | *Company Secretary* |
| Mingo Sze Ming KWAN | *Asset Management Director* |
| Christina Ching Che MA | *Deputy Director, Development* |
| Alex Chun Wan LUI | *Senior Advisor, Urban Design and Architectural Services* |
| Lora Wing Sze LUKE | *General Manager, Commercial Leasing* |
| John Che Kong HO | *Group Financial Controller* |

## Guarantor Board of Directors

*Peter Ting Chang LEE J.P.*
*Chairman*

Peter T. C. Lee joined the Guarantor Board in 1988, became Managing Director in 1999, and Chairman in 2001. A non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk (China) Limited, and a director of a number of other

companies. A vice president of the Real Estate Developers Association of Hong Kong. A director of LHEC. Received a Bachelor of Science Degree in Civil Engineering from the University of Manchester, he also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 52.

*Sir David AKERS-JONES G.B.M., K.B.E., C.M.G., J.P.*
*Independent non-executive Deputy Chairman*

Chairman of GAM Hong Kong Limited. Deputy chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. Received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. Appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 79.

*Michael Tze Hau LEE*
*Managing Director*

Michael T. H. Lee joined the Guarantor Board in 1990, became Chief Operating Officer in 2002, and Managing Director in 2003. A member of the Main Board and Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited. A member of the Securities and Futures Commission (HKEC Listing) Committee and a member of the Executive Committee of Hong Kong Housing Society. A non-executive director of Tai Ping Carpets International Limited. President of Hong Kong Society for Protection of Children and Vice-Chairman of Helping Hand. A director of Equestrian Events (Hong Kong) of the Games of the XXIX Olympiad Company Limited. A Steward of Hong Kong Jockey Club. Also a director of LHEC. Received his Bachelor of Arts Degree from Bowdoin College and a Master of Business Administration Degree from Boston University. He is aged 45.

*Fa-kuang HU G.B.S., C.B.E., J.P.*
*Non-Executive Director*

Senior Advisor of Mitsubishi Electric Hong Kong Group Limited (formerly Ryoden (Holdings) Limited). Also an independent non-executive director of i-CABLE Communications Limited. Holds a Bachelor of Science Degree from Shanghai Jiao Tong University. Appointed a Director in 1979 and is aged 82.

*Hans Michael JEBSEN B.B.S.*
*Non-Executive Director*

Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. Also an independent non-executive director of The Wharf (Holdings) Limited. Appointed a Director in 1994 and is aged 49.

*Per JORGENSEN*
*Independent Non-Executive Director*

A director of A.P. Moller-Maersk A/S, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe. Appointed a non-executive Director in 1981 and an Independent non-executive Director in 2000. He is aged 71.

*Anthony Hsien Pin LEE*
*Non-Executive Director*

A director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television

programmes and feature films. Also a director of Australian-listed Mariner Financial Limited, a Sydney based financial services group. Received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. A director of LHEC. Appointed a Director in 1994 and is aged 49.

*Chien LEE*
*Non-Executive Director*

A private investor and a director of a number of companies including Swire Pacific Limited and Television Broadcasts Limited of which he is a non-executive director. Also a director of LHEC. Received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Appointed a Director in 1988 and is aged 53.

*Dr. Deanna Ruth Tak Yung RUDGARD*
*Non-Executive Director*

Received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. A director of LHEC. Appointed a Director in 1993 and is aged 66.

*Dr. Geoffrey Meou-tsen YEH S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.*
*Independent non-executive Director*

Former Chairman of Hsin Chong Construction Group Ltd. An independent non-executive director of China Travel International Investment Hong Kong Limited. Holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Appointed a non-executive Director in 1979 and an Independent non-executive Director in 2001. He is aged 75.

*Pauline Wah Ling YU WONG*
*Executive Director*

Responsible for the Guarantor's strategic projects including current overseas projects. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Guarantor in 1981 and has over 30 years of experience in the property field. She was appointed a Director in 1991 and assumed her current capacity in 2005. She is aged 58.

**Chief Financial Officer**

*Ricky Tin For TSANG*

Responsible for the Guarantor's finance. He holds a Master Degree in Engineering from Oxford University, also qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales and is a fellow of Hong Kong Institute of Certified Public Accountants. Also a member of the Association of Corporate Treasurers in the United Kingdom. Prior to joining the Guarantor in 2004, he had held senior business and finance positions with leading financial institutions in Hong Kong and the United Kingdom. He has extensive experience in management and finance including risk management, treasury and financial control. He is aged 44.

**Company Secretary**

*Wendy Wen Yee YUNG*

Responsible for Guarantor's corporate services including legal and secretarial, human resources and administration, and corporate communications. She holds a Master of Arts Degree from Oxford University and is a solicitor of the High Court of the HKSAR. Prior to joining the Guarantor in 1999, she was a partner of an international law firm in Hong Kong. She is aged 45.

## Senior Management

*Mingo Sze-ming KWAN*
*Asset Management Director*

Responsible for the Guarantor's investment properties activities in Hong Kong including leasing and property services. He holds a Bachelor of Arts Degree from The University of Hong Kong, and a Master of Arts Degree in Marketing Management from Macquarie University in Australia. He is a Fellow Member of the Chartered Institute of Housing (UK) and Hong Kong Institute of Housing. He has valuable experience in asset management spanning leasing, management, and asset enhancement. Prior to joining the Guarantor in August 2005, Mr. Kwan worked with a Hong Kong publicly-listed public transport company for more than 20 years, latterly as Chief Estate Manager heading up its investment property and management activities. He is aged 54.

*Christina Ching Che MA*
*Deputy Director, Development*

Responsible for the Guarantor's Development Division comprising Project, Projects Cost Control, Urban Design & Architectural Services and Valuation and Development departments. A Registered Architect and an Authorised Person (Architect). She holds Architectural Diploma Degree from Architectural Association, London, UK and a Bachelor of Science Degree in Architectural Studies and Structural Engineering from the University of Aston in Birmingham, UK. Before joining the Guarantor in 2005, she has held senior management positions in a major property development company in Hong Kong and has over 20 years of experience in project and development. She is aged 48.

*Alex Chun Wan LUI*
*Senior Advisor, Urban Design and Architectural Services*

Responsible for the Guarantor's urban design and architectural services. A Registered Architect and an Authorized Person (Architect). He holds a Master Degree in City Planning from the Massachusetts Institute of Technology and a Bachelor of Architecture Degree from The University of Hong Kong. Before joining the Guarantor in 2002, he was Professor in Architecture of the Chinese University of Hong Kong and has practised architecture and urban design for almost 30 years in Hong Kong, Singapore and USA. He is aged 63.

*Lora Wing Sze LUKE*
*General Manager, Commercial Leasing*

Responsible for the Guarantor's office and retail leasing and marketing activities. She holds a Master of Business Administration Degree from University of Reading in Real Estate and Construction and is a member of the Chartered Institute of Housing (UK). Ms. Luke has over 20 years of property management and commercial leasing experience. Prior to joining the Guarantor in 2000, she was a senior leasing manager of a major listed property investment company. She is aged 46.

*John Che Kong HO*
*Group Financial Controller*

Responsible for the Guarantor's financial and reporting affairs. He holds a Master of Business Administration Degree from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and Chartered Management Accountant of The Chartered Institute of Management Accountants. Prior to joining the Guarantor in 2005, he held financial controller positions with leading construction companies and had over 10 years of auditing experience with an international accounting firm. He is aged 39.

## Guarantor Directors' interests in shares

As at 25th October, 2006, the interests and short positions of the Directors and Alternate Director in the shares and underlying shares or debentures of the Guarantor and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Guarantor and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Guarantor and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

**Aggregate long positions in shares and underlying shares of the Guarantor**

| | No. of shares held | | | | | |
|---|---|---|---|---|---|---|
| **Name** | **Personal Interests** | **Family Interests** | **Corporate Interests** | **Other Interests** | **Total** | **% of the issued share capital** *(Note 1)* |
| Peter Ting Chang Lee | 2,000,000 | — | — | — | 2,000,000 | 0.190 |
| Michael Tze Hau Lee | 1,023,233 | — | — | — | 1,023,233 | 0.097 |
| Fa-kuang Hu | — | — | 255,012 *(Note 2)* | — | 255,012 | 0.024 |
| Hans Michael Jebsen | 60,000 | — | 2,432,914 *(Note 3)* | — | 2,492,914 | 0.236 |
| Per Jorgensen | 6,726 | — | — | — | 6,726 | 0.001 |
| Chien Lee | 850,000 | — | — | — | 850,000 | 0.081 |
| Deanna Ruth Tak Yung Rudgard | 1,871,600 | — | — | — | 1,871,600 | 0.177 |
| Pauline Wah Ling Yu Wong | 194,000 | — | — | — | 194,000 | 0.018 |
| Geoffrey Meou-tsen Yeh | 256,702 | — | — | — | 256,702 | 0.024 |
| V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh) | 43,259 | — | — | — | 43,259 | 0.004 |

Notes:

1. This percentage has been compiled based on the total number of shares (i.e. 1,055,089,409 ordinary shares) of the Guarantor in issue as at 25th October, 2006.
2. Such shares were held by a company which was wholly owned by Fa-kuang Hu and he was deemed to be interested in all these shares.
3. Such shares were held through corporation in which Hans Micahel Jebsen was a member entitled to exercise no less than one-third of the voting power at general meeting.

Certain executive Directors of the Guarantor have been granted share options in the Guarantor's Shares under the Guarantor's share option schemes. These constitute interests in underlying shares of equity derivatives of the Guarantor under the SFO.

Details of options granted to executive Directors and outstanding under the share option schemes are as follow:

| Name | Balance as at 1st January 2006 | Date of grant | Changes During the Period: Cancelled/ Lapsed | Granted | Exercised | Balance as at 25th October 2006 | Exercise price | Exercise period |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | (HK$) | *(Note 1)* |
| Peter Ting Chang Lee | 1,350,000 | 7.1.1999 | NIL | NIL | NIL | 1,350,000 | 9.22 | 7.1.2001 - 6.1.2009 |
| Michael Tze Hau Lee | 240,000 | 10.5.2005 | NIL | NIL | NIL | 240,000 | 16.60 | 10.5.2005 - 9.5.2015 |
| | NIL | 30.3.2006 | NIL | 188,000 | NIL | 188,000 | 22.00 *(Note 2)* | 30.3.2006 - 29.3.2016 |
| | | | | | | 428,000 | | |

Notes:

1. The options granted to Peter T.C. Lee are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue. The vesting period of options granted to Michael T.H. Lee is three years in equal portion.
2. The exercise price of share options granted to Michael T.H. Lee was fixed at the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of the grant; (ii) the average of the closing prices of the shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. The closing price of the shares immediately before the date on which the options were granted (as of 29th March, 2006) was HK$22.45.

## Aggregate long positions of Associated Corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Guarantor, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Guarantor:

| Name | No. of shares held | % of the issued share capital |
|---|---|---|
| Hans Michael Jebsen | 1,000 | 10 *(Note 1)* |
| Fa-kuang Hu | 5,000 | 50 *(Note 2)* |
| Raymond Liang-ming Hu (alternate to Fa-kuang Hu) | 5,000 | 50 *(Note 2)* |

Notes:

1. Jebsen and Company Limited ("Jebsen and Company") has a 10% interest in the issued share capital in Barrowgate through a wholly owned subsidiary. Hans Michael Jebsen is deemed to be interested in the shares of Barrowgate by virtue of being the controlling shareholder of Jebsen and Company.
2. Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly owned subsidiary. F.K. Hu and Raymond L.M. Hu are deemed to be interested in the shares of PAECL by virtue of their interests as a founder and / or beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above as at 25th October, 2006, there is no other interest or short position of Directors and Alternate Directors in the shares, underlying shares or debentures of the Guarantor and any associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Guarantor and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Guarantor and the Hong Kong Stock Exchange pursuant to the Model Code.

The registered office of the Guarantor (also being the business address of all executive Directors, Chief Financial Officer, the Company Secretary and senior management) is 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

**Employees**

Hysan aims to attract, retain and motivate high calibre individuals committed to attaining its business objectives. Hysan's total number of employees as at 30th June, 2006 was 500. Since that date, there has not been any material change in the total number of Hysan's employees. Hysan recognises the significance of training and invests in a variety of training programmes for management and general staff. It has not experienced any disruptive labour disputes and considers its staff relations to be generally good.

## BOOK-ENTRY CLEARANCE SYSTEMS

*The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of DTC, Euroclear, Clearstream, Luxembourg or CMU (together, the "**Clearing Systems**") currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the Guarantor believe to be reliable, but neither the Issuer, the Guarantor nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. Neither the Issuer, the Guarantor nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to, or payments made on account of, such beneficial ownership interests.*

**Book-entry Systems**

***DTC***

DTC has advised the Issuer that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds securities that its participants ("***Participants***") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerised book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates.. Direct Participants, as the term is used herein, includes securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("***Indirect Participants***").

Under the rules, regulations and procedures creating and affecting DTC and its operations (the "***Rules***"), DTC makes book-entry transfers of Registered Notes among Direct Participants on whose behalf it acts with respect to Notes accepted into DTC's book-entry settlement system ("***DTC Notes***") as described below and receives and transmits distributions of principal and interest on DTC Notes. The Rules are on file with the Securities and Exchange Commission. Direct Participants and Indirect Participants with which beneficial owners of DTC Notes ("***Owners***") have accounts with respect to the DTC Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Owners. Accordingly, although Owners who hold DTC Notes through Direct Participants or Indirect Participants will not possess Registered Notes, the Rules, by virtue of the requirements described above, provide a mechanism by which Direct Participants will receive payments and will be able to transfer their interest(s) in respect of the DTC Notes.

Purchases of DTC Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the DTC Notes on DTC's records. The ownership interest of each actual purchaser of each DTC Note ("***Beneficial Owner***") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in

the DTC Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in DTC Notes, except in the event that use of the book-entry system for the DTC Notes is discontinued.

To facilitate subsequent transfers, all DTC Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of DTC Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DTC Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such DTC Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the DTC Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to DTC Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the DTC Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the DTC Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the due date for payment in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the due date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Issuer, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Under certain circumstances, including if there is an Event of Default under the Notes, DTC will exchange the DTC Notes for Definitive Registered Notes, which it will distribute to its Participants in accordance with their proportionate entitlements and which, if representing interests in a Rule 144A Global Note, will be legended as set forth under "*Subscription and Sale and Transfer and Selling Restrictions*".

Since DTC may only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, any Owner desiring to pledge DTC Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such DTC Notes, will be required to withdraw its Registered Notes from DTC as described below.

***Euroclear and Clearstream, Luxembourg***

Euroclear and Clearstream, Luxembourg each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities

and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

*CMU*

The CMU Service is a central depositary service provided by the Central Moneymarkets Unit of the Hong Kong Monetary Authority (the "***HKMA***") for the safe custody and electronic trading between the members of this service ("***CMU Members***") of capital markets instruments ("***CMU Instruments***") which are specified in the CMU Reference Manual as capable of being held within the CMU Service.

The CMU Service is only available to CMU Instruments issued by a CMU Member or by a person for whom a CMU Member acts as agent for the purposes of lodging instruments issued by such persons. Membership of the services is open to all members of the Hong Kong Capital Markets Association, "authorised institutions" under the Banking Ordinance (Cap. 155) of Hong Kong and other domestic and overseas financial institutions at the discretion of the HKMA.

Compared to clearing services provided by Euroclear and Clearstream, Luxembourg, the standard custody and clearing service provided by the CMU Service is limited. In particular (and unlike the European clearing systems), the HKMA does not as part of this service provide any facilities for the dissemination to the relevant CMU Members of payments (of interest or principal) under, or notices pursuant to the notice provisions of, the CMU Instruments. Instead, the HKMA advises the lodging CMU Member (or a designated paying agent) of the identities of the CMU Members to whose accounts payments in respect of the relevant CMU Instruments are credited, whereupon the lodging CMU Member (or the designated paying agent) will make the necessary payments of interest or principal or send notices directly to the relevant CMU Members. Similarly, the HKMA will not obtain certificates of non-U.S. beneficial ownership from CMU Members or provide any such certificates on behalf of CMU Members. The CMU Lodging Agent will collect such certificates from the relevant CMU Members identified from an instrument position report obtained by request from the HKMA for this purpose.

An investor holding an interest in the Notes through an account with either Euroclear or Clearstream, Luxembourg will hold that interest through the respective accounts which Euroclear and Clearstream, Luxembourg each have with the CMU Service.

**Book-entry Ownership of and Payments in respect of DTC Notes**

The Issuer will apply to DTC in order to have each Tranche of Notes represented by Registered Global Notes accepted in its book-entry settlement system. Upon the issue of any Registered Global Notes, DTC or its custodian will credit, on its internal book-entry system, the respective nominal amounts of the individual beneficial interests represented by such Registered Global Notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealer. Ownership of beneficial interests in a Registered Global Note will be limited to Direct Participants or Indirect Participants, including the respective depositaries of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in a Registered Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to the interests of Direct Participants) and the records of Direct Participants (with respect to interests of Indirect Participants).

Payments in U.S. dollars of principal and interest in respect of a Registered Global Note registered in the name of DTC's nominee will be made to the order of such nominee as the registered holder of such Note. In the case of any payment in a currency other than U.S. dollars, payment will be made to the Exchange Agent on behalf of DTC's nominee and the Exchange Agent will (in accordance with instructions received by it) remit all or a portion of such payment for credit directly to the beneficial holders of interests in the Registered Global Notes in the currency in which such payment was made and/or cause all or a portion of such payment to be converted into U.S. dollars and credited to the applicable Participants' account.

The Issuer expects DTC to credit accounts of Direct Participants on the applicable payment date in accordance with their respective holdings as shown in the records of DTC unless DTC has reason to believe that it will not receive payment on such payment date. The Issuer also expects that payments by Participants to beneficial owners of Notes will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers, and will be the responsibility of such Participant and not the responsibility of DTC, the Principal Paying Agent, the Registrar or the Issuer. Payment of principal, premium, if any, and interest, if any, on Notes to DTC is the responsibility of the Issuer.

**Transfers of Notes Represented by Registered Global Notes**

Transfers of any interests in Notes represented by a Registered Global Note within DTC, Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant Clearing System. The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Notes represented by a Registered Global Note to such persons may depend upon the ability to exchange such Notes for Notes in definitive form. Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Notes represented by a Registered Global Note to pledge such Notes to persons or entities that do not participate in the DTC system or otherwise to take action in respect of such Notes may depend upon the ability to exchange such Notes for Notes in definitive form. The ability of any holder of Notes represented by a Registered Global Note to resell, pledge or otherwise transfer such Notes may be impaired if the proposed transferee of such Notes is not eligible to hold such Notes through a direct or indirect participant in the DTC system.

Subject to compliance with the transfer restrictions applicable to the Registered Notes described under "*Subscription and Sale and Transfer and Selling Restrictions*", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant Clearing System in accordance with its rules and through action taken by the Registrar, the Principal Paying Agent and any custodian ("***Custodian***") with whom the relevant Registered Global Notes have been deposited.

On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC Participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Notes will be effected through the Registrar, the Principal Paying Agent and the Custodian receiving instructions (and, where appropriate, certification) from the transferor and arranging for delivery of the interests being

transferred to the credit of the designated account for the transferee. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC Participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC, Clearstream, Luxembourg and Euroclear have each published rules and operating procedures designed to facilitate transfers of beneficial interests in Registered Global Notes among Participants of DTC and accountholders of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Issuer, the Guarantor, the Agents and the Dealers will be responsible for any performance by DTC, Clearstream, Luxembourg or Euroclear or their respective Direct or Indirect Participants or accountholders (as appropriate) of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the Notes represented by Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

## TAXATION

*The following is a general description of certain tax considerations relating to the Notes and is based on law and relevant interpretations thereof in effect as at the date of this Offering Circular, all of which are subject to change, and does not constitute legal or taxation advice. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in any jurisdiction are advised to consult their own professional advisers.*

## Hong Kong

### *Withholding Tax*

No withholding tax is payable in Hong Kong in respect of payments of principal or interest on the Notes or in respect of any capital gains arising from the sale of the Notes.

### *Profits Tax*

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets).

Interest on the Notes may be deemed to be profits arising in or derived from Hong Kong from a trade, profession or business carried on in Hong Kong in the following circumstances:

(i) interest on the Notes is derived from Hong Kong and is received by or accrues to a company carrying on a trade, profession or business in Hong Kong;

(ii) interest on the Notes is derived from Hong Kong and is received by or accrues to a person, other than a company, carrying on a trade, profession or business in Hong Kong and is in respect of the funds of that trade, profession or business; or

(iii) interest on the Notes is received by or accrues to a financial institution (as defined in the Inland Revenue Ordinance (Cap. 112) of Hong Kong) and arises through or from the carrying on by the financial institution of its business in Hong Kong.

Sums received by or accrued to a financial institution by way of gains or profits arising through or from the carrying on by the financial institution of its business in Hong Kong from the sale, disposal or redemption of Bearer Notes will be subject to profits tax.

Sums derived from the sale, disposal or redemption of Bearer Notes will be subject to Hong Kong profits tax where received by or accrued to a person, other than a financial institution, who carries on a trade, profession or business in Hong Kong and the sum has a Hong Kong source. Similarly, such sums in respect of Registered Notes received by or accrued to either the aforementioned person and/or a financial institution will be subject to Hong Kong profits tax if such sums have a Hong Kong source. The source of such sums will generally be determined by having regard to the manner in which the Notes are acquired and disposed.

### *Stamp Duty*

Stamp duty will not be payable on the issue of Bearer Notes provided either:

(i) such Notes are denominated in a currency other than the currency of Hong Kong and are not repayable in any circumstances in the currency of Hong Kong; or

(ii) such Notes constitute loan capital (as defined in the Stamp Duty Ordinance (Cap. 117) of Hong Kong).

If stamp duty is payable it is payable by the Issuer on issue of Bearer Notes at a rate of 3 per cent. of the market value of the Notes at the time of issue.

No stamp duty will be payable on any subsequent transfer of Bearer Notes.

No stamp duty is payable on the issue of Registered Notes. Stamp duty may be payable on any transfer of Registered Notes if the relevant transfer is required to be registered in Hong Kong. Stamp duty will, however, not be payable on any transfers of Registered Notes provided that either:

(i) the Registered Notes are denominated in a currency other than the currency of Hong Kong and are not repayable in any circumstances in the currency of Hong Kong; or

(ii) the Registered Notes constitute loan capital (as defined in the Stamp Duty Ordinance (Cap. 117) of Hong Kong).

If stamp duty is payable in respect of the transfer of Registered Notes it will be payable at the rate of 0.2 per cent. (of which 0.1 per cent. is payable by the seller and 0.1 per cent. is payable by the purchaser) normally by reference to the value of the consideration. If, in the case of either the sale or purchase of such Registered Notes, stamp duty is not paid, both the seller and the purchaser may be liable jointly and severally to pay any unpaid stamp duty and also any penalties for late payment. If stamp duty is not paid on or before the due date (two days after the sale or purchase if effected in Hong Kong or 30 days if effected elsewhere) a penalty of up to 10 times the duty payable may be imposed. In addition, stamp duty is payable at the fixed rate of HK$5 on each instrument of transfer executed in relation to any transfer of the Registered Notes if the relevant transfer is required to be registered in Hong Kong.

*Estate Duty*

No estate duty will be payable in respect of Notes.

**British Virgin Islands**

*The following is a general description of certain British Virgin Islands tax considerations relating to any Notes. It does not purport to be a complete analysis of all tax considerations relating to any Notes. Prospective purchasers of any Note should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the British Virgin Islands of acquiring, holding and disposing of Notes and receiving payments of interest, principal and/or other amounts under any Notes. This summary is based upon the law as in effect on the date of this Offering Circular and is subject to any change in law that may take effect after such date.*

As the Issuer is incorporated pursuant to the International Business Companies Act CAP 291 of the British Virgin Islands, payment of principal and interest in respect of the Notes will not be subject to taxation in the British Virgin Islands and no withholding tax will be required to be deducted by the Issuer on such payments made to any holder of a Note provided such Note holder is not an individual resident in an EU Member State. Furthermore, so long as payments are made by a paying agent that is situated in an EU Member State, Harney Westwood & Riegels, British Virgin Islands counsel to the Issuer, further consider that no British Virgin Islands withholding or deduction for or on account of British Virgin Islands taxation will be required in respect of a payment in respect of the Notes even if to an EU resident individual. (Please see below for a summary of the current status of the applicability in the British Virgin Islands of the European Union Directive on the Taxation of Savings Income).

In addition, the Notes will not be liable to any stamp duty in the British Virgin Islands. Gains derived from the sale or exchange of Notes by persons who are not otherwise liable to British Virgin Islands income tax will not be subject to British Virgin Islands income tax. The British Virgin Islands currently has no relevant capital gains tax, estate duty, inheritance tax or gift tax.

Holders of Notes who are not resident in the British Virgin Islands, and who do not engage in trade or business through a permanent establishment in the British Virgin Islands, will not be subject to the British Virgin Islands taxes or duties on gains realised on the sale or redemption of such Notes. No holder of a Note will be deemed to be resident or domiciled in the British Virgin Islands simply by virtue of holding a Note.

**United Kingdom**

*The comments below are of a general nature and are based on the Issuer's understanding of current law and Inland Revenue practice in the United Kingdom. The comments relate to the position of persons who are the absolute beneficial owners of the Notes and interest thereon but are not exhaustive and may not apply to certain classes of person (such as dealers). Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who have any doubt as to their tax position should seek their own professional advice.*

1. A payment of principal in respect of the Notes will be payable without withholding tax. No withholding tax will arise in respect of a premium or discount unless it is regarded as interest in which case paragraph 2 below will apply.

2. Payments of interest on the Notes may be made without deduction or withholding for or on account of United Kingdom income tax.

**EU Savings Directive**

Under EC Council Directive 2003/48/EC on the taxation of savings income (the "***Directive***"), Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries), although the Directive provides that there should be no such withholding where the beneficial owner of the payments authorises an exchange of information and/or where the beneficial owner represents a certificate from the tax authority of the Member State in which the beneficial owner is resident. A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland with effect from the same date).

The British Virgin Islands is not a member of the European Union and not within the European Union fiscal territory, but the Government of the United Kingdom had requested the Government of the British Virgin Islands voluntarily to apply to provisions of the EU Savings Tax Directive. The Mutual Legal Assistance (Tax Matters) (Amendment) Act (the "**Act**") introduces a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situated in the British Virgin Islands. The withholding tax system will apply for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident. Under the Act, the Issuer would not be obliged to levy withholding tax in respect of interest payment made by it pursuant to the Notes to a paying agent situated in an EU Member State.

## SUBSCRIPTION AND SALE AND TRANSFER AND SELLING RESTRICTIONS

The Dealers have, in an amended and restated programme agreement dated 1st November, 2005 as amended and supplemented by a first supplemental programme agreement dated 1st November, 2006, (together the "***Programme Agreement***") agreed with the Issuer and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes or, in the case of Definitive IAI Registered Notes, procure purchasers of, Notes. Any such agreement will extend to those matters stated under "*Form of the Notes*" and "*Terms and Conditions of the Notes*". In the Programme Agreement, the Issuer (failing which, the Guarantor) has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

In order to facilitate the offering of any Tranche of the Notes, a nominated Dealer participating in the offering of the Tranche may engage in transactions that stabilise, maintain or otherwise affect, which support the market price of the relevant Notes during and after the offering of the Tranche (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allocated does not exceed 105 per cent of the aggregate principal amount of the relevant Tranche). Specifically such persons may over-allot or create a short position in the Notes for their own account by selling more Notes than have been sold to them by the Issuer. Such persons may also elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may stabilise or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering of the Notes are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilisation transactions or otherwise. The effect of these transactions may be to stabilise or maintain the market price of the Notes at a level higher than that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilising or other transactions. Any stabilisation will be conducted in accordance with all applicable regulations. Under U.K. laws and regulations stabilising activities may only be carried on by the Stabilising Manager named in the applicable Pricing Supplement and must be discontinued no later than the earlier of 30 days after the Issue Date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

**Transfer Restrictions**

***As a result of the following restrictions, purchasers of Notes in the United States are advised to consult legal counsel prior to making any purchase, offer, sale, resale or other transfer of such Notes.***

Each purchaser of Registered Notes (other than a person purchasing an interest in a Registered Global Note with a view to holding it in the form of an interest in the same Global Note) or person wishing to transfer an interest from one Registered Global Note to another or from global to definitive form or *vice versa*, will be required to acknowledge, represent and agree as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

(i) that either: (a) it is a QIB, purchasing (or holding) the Notes for its own account or for the account of one or more QIBs and it is aware that any sale to it is being made in reliance on Rule 144A or (b) it is an Institutional Accredited Investor which has delivered an IAI Investment Letter or (c) it is outside the United States and is not a U.S. person;

(ii) that the Notes are being offered and sold in a transaction not involving a public offering in the United States within the meaning of the Securities Act, and that the Notes have not been and will not be registered under the Securities Act or any other applicable U.S. State securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(iii) that, unless it holds an interest in a Regulation S Global Note and either is a person located outside the United States or is not a U.S. person, if in the future it decides to resell, pledge or otherwise transfer the Notes or any beneficial interests in the Notes, it will do so, prior to the date which is two years after the later of the last Issue Date for the Series and the last date on which the Issuer or an affiliate of the Issuer was the owner of such Notes, only (a) to the Issuer or any affiliate thereof, (b) inside the United States to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) outside the United States in compliance with Rule 903 or Rule 904 under the Securities Act, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), (e) to an institutional "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act that is acquiring the Notes for its own account or for the account of such an institutional "accredited investor" for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (f) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable U.S. State securities laws. If any resale or other transfer of the Notes is proposed to be made pursuant to clause (e) above, the transferor shall deliver (i) an IAI Investment Letter to the Registrar, which shall provide, among other things, that the transferee is an institutional "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act, that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act, and that it will acquire Notes having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another specified currency (as defined in the Agency Agreement)); and (ii) such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

(iv) it will, and will require each subsequent holder to, notify any purchaser of the Notes from it of the resale restrictions referred to in paragraph (iii) above, if then applicable;

(v) that Notes initially offered in the United States to QIBs will be represented by one or more Rule 144A Global Notes, that Notes offered to Institutional Accredited Investors will be in the form of Definitive IAI Registered Notes and that Notes offered outside the United States in reliance on Regulation S will be represented by one or more Regulation S Global Notes;

(vi) that the Notes, other than the Regulation S Global Notes, will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY AND THE GUARANTEE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (A) REPRESENTS THAT (1) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING THE SECURITIES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS OR (2) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN "INSTITUTIONAL ACCREDITED INVESTOR"); (B) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITIES EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT AND, PRIOR TO THE DATE WHICH IS TWO YEARS AFTER THE LATER OF THE LAST ISSUE DATE FOR THE SERIES AND THE LAST DATE ON WHICH THE ISSUER OR AN AFFILIATE OF

THE ISSUER WAS THE OWNER OF SUCH SECURITIES OTHER THAN (1) TO THE ISSUER OR ANY AFFILIATE THEREOF, (2) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (4) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (5) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A)(1), (2), (3) OR (7) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE NOTES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL "ACCREDITED INVESTOR" FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER JURISDICTION; IF ANY RESALE OR OTHER TRANSFER OF THE NOTES IS PROPOSED TO BE MADE PURSUANT TO CLAUSE (5) ABOVE, THE TRANSFEROR SHALL DELIVER A LETTER SUBSTANTIALLY IN THE FORM SET OUT IN SCHEDULE 9 TO THE AGENCY AGREEMENT TO THE REGISTRAR, WHICH SHALL PROVIDE, AMONG OTHER THINGS, THAT THE TRANSFEREE IS AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A)(1), (2), (3) OR (7) OF RULE 501 UNDER THE SECURITIES ACT, THAT IT IS ACQUIRING SUCH NOTES FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, AND THAT IT WILL ACQUIRE NOTES HAVING A MINIMUM PURCHASE PRICE OF AT LEAST U.S.$500,000 (OR THE APPROXIMATE EQUIVALENT IN ANOTHER SPECIFIED CURRENCY (AS DEFINED IN THE AGENCY AGREEMENT))c AND (C) IT AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

"THIS SECURITY AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE AGENCY AGREEMENT REFERRED TO HEREIN) MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WITHOUT THE CONSENT OF, BUT UPON NOTICE TO, THE HOLDERS OF SUCH SECURITIES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS SECURITY AND ANY SECURITIES ISSUED IN EXCHANGE OR SUBSTITUTION THEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).";

(vii) if it is outside the United States and is not a U.S. person, that if it should resell or otherwise transfer the Notes prior to the expiration of the Distribution Compliance Period (defined as 40 days after the later of the commencement of the offering and the closing date with respect to the original issuance of the Notes), it will do so only (i) outside the United States in compliance with Rule 903 or 904 under the Securities Act or (ii) upon receipt by the Registrar of a written certification substantially in the form set out in Schedule 8 to the Agency Agreement, amended as appropriate (a "***Transfer Certificate***"), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Note or beneficial interest therein to the effect that such transfer is being made: (a) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or (b) to a person who is an Institutional Accredited Investor, together with, in the case of (b), a duly executed investment letter from the relevant transferee substantially in the form set out in Schedule 9 to the Agency Agreement and such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States; (iii) to the Issuer or any affiliate thereof; or (if available) (iv) otherwise pursuant to an effective registration statement under the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction; and it acknowledges that the Regulation S Global Notes will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT AND PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THIS LEGEND SHALL CEASE TO APPLY UPON THE EXPIRY OF THE PERIOD OF 40 DAYS AFTER THE COMPLETION OF THE DISTRIBUTION OF ALL THE NOTES OF THE TRANCHE OF WHICH THIS NOTE FORMS PART."; and

(viii) that the Issuer and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of such acknowledgements, representations or agreements made by it are no longer accurate, it shall promptly notify the Issuer; and if it is acquiring any Notes as a fiduciary or agent for one or more accounts it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Institutional Accredited Investors who purchase Registered Notes in definitive form offered and sold in the United States in reliance upon the exemption from registration provided by Regulation D of the Securities Act are required to execute and deliver to the Registrar an IAI Investment Letter. Upon execution and delivery of an IAI Investment Letter by an Institutional Accredited Investor, Notes will be issued in definitive registered form, see "*Form of the Notes*".

The IAI Investment Letter will state, among other things, the following:

(i) that the Institutional Accredited Investor has received a copy of the Offering Circular and such other information as it deems necessary in order to make its investment decision;

(ii) that the Institutional Accredited Investor understands that any subsequent transfer of the Notes is subject to certain restrictions and conditions set forth in the Offering Circular and the Notes (including those set out above) and that it agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes except in compliance with, such restrictions and conditions and the Securities Act;

(iii) that, in the normal course of its business, the Institutional Accredited Investor invests in or purchases securities similar to the Notes;

(iv) that the Institutional Accredited Investor is an Institutional Accredited Investor within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Notes, and it and any accounts for which it is acting are each able to bear the economic risk of its or any such accounts' investment for an indefinite period of time;

(v) that the Institutional Accredited Investor is acquiring the Notes purchased by it for its own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which it exercises sole investment discretion and not with a view to any distribution of the Notes, subject, nevertheless, to the understanding that the disposition of its property shall at all times be and remain within its control; and

(vi) that, in the event that the Institutional Accredited Investor purchases Notes, it will acquire Notes having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another Specified Currency).

No sale of Legended Notes in the United States to any one purchaser will be for less than U.S.$100,000 (or its foreign currency equivalent) nominal amount or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or its foreign currency equivalent) nominal amount and no Legended Note will be issued in connection with such a sale in a smaller nominal amount. If the purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S.$100,000 (or its foreign currency equivalent) or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or its foreign currency equivalent) nominal amount of Registered Notes.

**Selling Restrictions**

***United States***

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) The Notes and the Guarantee have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

(ii) The Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

(iii) In connection with any Notes which are offered or sold outside the United States in reliance on an exemption from the registration requirements of the Securities Act provided under Regulation S ("***Regulation S Notes***"), each Dealer has represented and agreed, and each

further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Regulation S Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Regulation S Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Regulation S Notes during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of the Regulation S Notes within the United States or to, or for the account or benefit of, U.S. persons.

(iv) Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

(v) Not withstanding anything above to the contrary, dealers may arrange for the resale of Notes to QIBs pursuant to Rule 144A and each such purchaser of Notes is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate nominal amount of Notes which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent thereof in any other currency). To the extent that the Guarantor is not subject to or does not comply with the reporting requirements of Section 13 or 15(d) of the Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, the Guarantor has agreed to furnish to holders of Notes and to prospective purchasers designated by such holders, upon request, such information as may be required by Rule 144A(d)(4).

(vi) Notwithstanding anything above to the contrary, it is understood that Registered Notes may be offered and sold pursuant to a private placement in the United States to Institutional Accredited Investors, and in connection therewith each Dealer represents and agrees that:

(a) offers, sales, resales and other transfers of Notes made in the United States made or approved by a Dealer (including offers, resales or other transfers made or approved by a Dealer in connection with secondary trading) shall be made with respect to Registered Notes only and shall be effected pursuant to an exemption from the registration requirements of the Securities Act;

(b) offers, sales, resales and other transfers of Notes made in the United States will be made only in private transactions to a limited number of Institutional Accredited Investors;

(c) the Notes will be offered in the United States only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act will be used in connection with the offering of the Notes in the United States; and

(d) no sale of Notes in the United States to any one Institutional Accredited Investor will be for less than U.S.$500,000 principal amount and if such purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at lease U.S.$500,000 principal amount of the Notes.

(vii) Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

*European Economic Area*

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "***Relevant Member State***"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "***Relevant Implementation Date***") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "***Prospectus Directive***" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

*United Kingdom*

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to any Notes having a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

*The Netherlands*

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that any Notes with a maturity of less than 12 months will either have a minimum denomination of EUR50,000 (or the equivalent thereof in another currency) or be offered in The Netherlands in circumstances where another exemption or a dispensation from the requirement to make a prospectus publicly available has been granted under article 4 of the Securities Transactions Supervision Act 1995 ("***Wet toezicht effectenverkeer 1995***").

*Japan*

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "***Securities and Exchange Law***") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental or regulatory authorities.

*Hong Kong*

In relation to each Tranche of Notes issued by the Issuer, each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

*Singapore*

This Offering Circular has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, as amended (the "**Securities and Futures Act**"). Each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Offering Circular or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or trust has acquired the Notes under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii) where no consideration is given for the transfer; or

(iii) by operation of law.

***British Virgin Islands***

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that with respect to offers and sales of any Notes, that it has not and will not offer or sell any Notes to persons resident in the British Virgin Islands.

***General***

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Guarantor nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Guarantor and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer, the Guarantor and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

# GENERAL INFORMATION

## Authorisation

The establishment of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 4th December, 2001, 14th November, 2003, 5th November, 2004 and 24th October, 2005 and the giving of the Guarantee has been duly authorised by resolutions of the Board of Directors of the Guarantor dated 4th December, 2001, 14th November, 2003, 5th November, 2004 and 24th October, 2005.

## Listing of Notes on the Hong Kong Stock Exchange

Application has been made to the Hong Kong Stock Exchange for permission to deal in and the listing of Notes issued under the Programme. The listing of Notes on the Hong Kong Stock Exchange will be expressed as a percentage of their nominal amount. Transactions will normally be effected for settlement in the relevant specified currency and for delivery by the end of the second trading day after the date of the transaction. It is expected that dealings will, if permission is granted to deal in and for the listing of such Notes, commence on or about the date of listing of the relevant Notes.

## Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will be available from the registered office of the Issuer and the Guarantor and from the specified office of the Paying Agent for the time being in Hong Kong:

(i) the Memorandum and Articles of Association of the Issuer and the Guarantor;

(ii) the consolidated audited financial statements of the Guarantor in respect of the financial years ended 31st December, 2004 and 2005 and the non-consolidated audited balance sheet of the Guarantor as at the respective dates (the Guarantor currently prepares audited accounts on an annual basis and does not prepare annual non-consolidated financial statements other than the balance sheet) and the unaudited interim financial statements of the Guarantor for the six months ended 30th June, 2006;

(iii) the most recently published audited annual financial statements of the Guarantor and the most recently published unaudited interim financial statements of the Guarantor from time to time (at the date of this Offering Circular, the Issuer has not published any audited or unaudited financial statements and does not propose to publish any financial statements. The Guarantor currently prepares unaudited consolidated interim accounts on a half-yearly basis);

(iv) the Programme Agreement, the Agency Agreement, the Guarantee, the Deed of Covenant, the Deed Poll, the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Series of Notes will only be available for inspection by a holder of any such Notes and such holder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

**Clearing Systems**

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Bearer Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. The Issuer may also apply to have Bearer Notes accepted for clearance through the CMU Service. The relevant CMU instrument number will be specified in the applicable Pricing Supplement. In addition, the Issuer may make an application for any Registered Notes to be accepted for trading in book-entry form by DTC. The CUSIP and/or CINS numbers for each Tranche of Registered Notes, together with the relevant ISIN and common code, will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

**Significant or Material Change**

Save as disclosed in this Offering Circular, there has been no significant or material adverse change in the financial or trading position of the Guarantor or the Group since 31st December, 2005 and there has been no significant or material adverse change in the financial or trading position of the Issuer since its date of incorporation.

**Litigation**

Save as disclosed in this Offering Circular, neither the Issuer nor the Guarantor nor any other member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer or the Guarantor are aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Issuer, the Guarantor or the Group.

**Auditors**

The Issuer has not published and does not propose to publish accounts. The auditors of the Guarantor are Deloitte Touche Tohmatsu, 35/F One Pacific Place, 88 Queensway, Hong Kong, independent Certified Public Accountants who have audited the Guarantor's accounts, without qualification, in accordance with generally accepted auditing standards in Hong Kong for each of the three financial years ended on 31st December, 2005.

Solely in respect of the listing of the Programme on the Hong Kong Stock Exchange, Deloitte Touche Tohmatsu have given and have not withdrawn their written consent to the incorporation by reference in this Offering Circular of their auditors' report dated 7th March, 2006 on the consolidated financial statements of the Guarantor for the year ended 31st December, 2005 in the form and context in which they are so incorporated.

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## THE ISSUER

**Hysan (MTN) Limited**
P. O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

## THE GUARANTOR

**Hysan Development Company Limited**
49th Floor, Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

## PRINCIPAL PAYING AGENT*

**Deutsche Bank AG, London Branch**
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

**Deutsche Bank AG, Hong Kong Branch**
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

## REGISTRAR** AND TRANSFER AGENT

**Deutsche Bank Trust Company Americas**
60 Wall Street
27th Floor
New York, NY 10005
United States of America

**Deutsche Bank Luxembourg S.A.**
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

## CMU LODGING AGENT AND TRANSFER AGENT

**Deutsche Bank AG, Hong Kong Branch**
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

## PAYING AGENT

**Deutsche Bank Luxembourg S.A.**
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

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* Unless otherwise specified in the applicable Pricing Supplement, Deutsche Bank AG, London Branch will act as Principal Paying Agent.

** Unless otherwise specified in the applicable Pricing Supplement, Deutsche Bank Trust Company Americas will act as Registrar.

## LEGAL ADVISERS

*To the Guarantor as to English, United States and Hong Kong law*

**Linklaters**
10th Floor, Alexandra House
Chater Road
Central
Hong Kong

*To the Issuer as to British Virgin Islands law*

**Harney Westwood & Riegels**
Craigmuir Chambers
P O Box 71
Road Town
Tortola
British Virgin Islands

*To the Dealers as to English law*

**Allen & Overy**
9th Floor
Three Exchange Square
Central
Hong Kong

## AUDITORS

*To the Guarantor*

**Deloitte Touche Tohmatsu**
35/F One Pacific Place
88 Queensway
Hong Kong

## DEALERS

**BNP Paribas**
10 Harewood Avenue
London NW1 6AA
England

**Credit Suisse Securities (Europe) Limited**
One Cabot Square
Canary Wharf
London E14 4QJ
England

**Citigroup Global Markets Limited**
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
England

**Deutsche Bank AG, London Branch**
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

**Goldman Sachs International**
Peterborough Court
133 Fleet Street
London EC4A 2BB
England

**J.P. Morgan Securities Ltd.**
125 London Wall
London EC2Y 5AJ
England

**Lehman Brothers International (Europe)**
25 Bank Street
London E14 5LE
England

**Merrill Lynch International**
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
England

**Morgan Stanley & Co. International Limited**
25 Cabot Square
Canary Wharf
London E14 4QA
England

**Standard Chartered Bank (Hong Kong) Limited**
7th Floor
Standard Chartered Bank Building
4-4A Des Voeux Road Central
Hong Kong

**UBS AG**
100 Liverpool Street
London EC2M 2RH
England

Printed by IFN Financial Press Limited
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